TSX CPG | NYSE CPG

CRESCENT POINT ENERGY CORP.

INFORMATION CIRCULAR - PROXY STATEMENT

APR 2 2020 | MAY 14 2020 ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

YOUR VOTE IS IMPORTANT - PLEASE READ THE ENCLOSED INFORMATION ABOUT THE BUSINESS OF THE MEETING AND LEARN MORE ABOUT OUR COMPANY.

ABOUT US

Crescent Point Energy is a leading North American oil producer focused on the development of high-return resource plays. Based in Calgary, Alberta, we aim to create value for our shareholders by advancing our asset base through exceptional operational performance centered on safety, costs, and the environment.

ITEMS TO BE VOTED ON AT THE ANNUAL & SPECIAL MEETING

Our information circular provides important context on the items you will be voting on at the annual & special meeting. Please read the entire document before voting.

- **Fixing the number of directors to 9**
- **Electing directors**
- **Appointing auditors**
- **Reducing our stated capital account**
- **Increasing the Restricted Share Bonus Plan common share reserve**
- **Amending by-laws to permit virtual meetings**
- **Advisory vote on executive compensation**

Your vote is important!

Please read the enclosed information circular about the business of the meeting and to learn more about our company.

Annual & Special Meeting of Shareholders

May 14, 2020

Hyatt Regency Calgary, Imperial Ballroom
700 Centre Street SE, Calgary, AB T2G 5P6
https://web.lumiagm.com/220957268

10:00am MT

2019 HIGHLIGHTS

A YEAR OF TRANSFORMATION. A YEAR OF EXECUTION.

$1.45 billion
in dispositions

- $680 million of proceeds for Uinta assets
- $500 million for gas infrastructure assets
- >$260 million for other assets

$450 million
of excess cash flow

- Focused on returns vs. volume growth
- Returned $145 million to shareholders
- Reduced ARO liabilities by >$220 million

FOCUSED
DISCIPLINED
EFFICIENT
STRONG

$170 million
of cost savings

- 10% reduction in G&A expenses
- 10% reduction in capital costs
- >7% reduction in operating expenses

$1.75 billion
net debt reduction

- $2.7 billion in liquidity
- Extended credit maturities
- No change in covenant terms

All figures are approximate.
Dispositions, net debt reduction and liquidity include the monetization of gas infrastructure assets.
ARO: Asset Retirement Obligation

2020 DIRECTOR NOMINEES

Full Board renewal
achieved since 2014

- Over 7 years
- Under 7 years

2014
2019:
Complete
refresh

INDEPENDENT BOARD MEMBER DIVERSITY

38%
female

50%
former CEO/
COO/CFO

38%
non-energy
background

Director Nominee	Age	Director Since	Post-AGM Committee Membership				
			A	G	E	H	R
Barbara Munroe[(1)] (Chair)	56	2016					
Craig Bryksa[(2)]	43	2018			■		
Laura A. Cillis	61	2014	C			■	
James E. Craddock	61	2019	■	C			■
John P. Dielwart	67	2019			C		■
Ted Goldthorpe	43	2017	■	■			
Mike Jackson	58	2016	■	■		C	
Jennifer F. Koury	59	2019			■	■	
François Langlois	60	2018		■	■		C

(1) Ex-officio member of all committees
(2) Non-independent director
C : Chair
■: Committee member

A: Audit
G: Corporate Governance and Nominating
E: Environment, Health and Safety
H: Human Resources and Compensation
R: Reserves

DIVERSITY OF SKILLS

Energy Industry Knowledge
9 out of 9
Environment, Health & Safety
5 out of 9
Financial / Accounting
4 out of 9
Governance
8 out of 9
Human Resources / Compensation
6 out of 9
Risk Management
8 out of 9
Senior Leadership
9 out of 9
Strategic Management
9 out of 9

STRONG GOVERNANCE IS CORE TO EVERYTHING WE DO

STRONG GOVERNANCE

Increased Board oversight of ESG (environmental, social and governance) and released inaugural **sustainability report**

Included **ESG-related screening** in our new vendor pre-qualification process

87% of CEO compensation is linked to company performance

ENVIRONMENTAL STEWARDSHIP

CEO and executive pay **linked to ESG factors**

Decreased ARO by >$220 million in 2019

Lowest number of hydrocarbon spills in 4 years

SOCIAL IMPACT

Decreased Lost Time Injury Frequency and **increased leading safety indicators**

Invested **>$2 million and >2,000 volunteer hours** in communities where we operate

Committed to gender diversity; member of 30% Club

A MESSAGE TO SHAREHOLDERS

Dear fellow shareholders:

If asked to summarize Crescent Point's year, I would describe it in one word – execution.

The past year marked the first full year of our strategic plan to transform the company. In late-2018, we outlined a new vision for Crescent Point and launched a plan to become a more focused and efficient organization with a stronger balance sheet. Our plan was ambitious, but necessary in order to become a more sustainable company. Throughout 2019, we diligently focused on our key value drivers of balance sheet strength, disciplined capital allocation and cost efficiencies.

We also improved other areas of our business. We fostered a more comprehensive safety culture and increased our reporting on Environmental, Social and Governance ("ESG") issues. We take pride in our longstanding history of being a good corporate partner and community member. Our management team will continue to emphasize these goals which are becoming more important amongst stakeholders.

Thanks to the hard work of our entire team, we made significant progress in each of these areas which led to a dramatic improvement in our financial strength and flexibility. These achievements have demonstrated to be crucial thus far in 2020, allowing us to be well positioned during such difficult and unprecedented times for the global economy.

BALANCE SHEET IMPROVEMENT

In 2019, we reduced our net debt by over 30%, or $1.25 billion. Including our asset disposition that closed in early-2020, we have reduced our net debt by about 45% or approximately $1.75 billion.

This improvement was driven by excess cash flow generation and approximately $1.45 billion of asset dispositions, including the sale of our entire position in the Uinta basin and the monetization of certain gas infrastructure in Saskatchewan.

These asset dispositions further enhanced our overall netback and sustainability. We plan to continue to focus on optimizing our portfolio with assets that provide attractive returns, scalability, free cash flow and strong market access.

DISCIPLINED CAPITAL ALLOCATION

Our team's revised capital allocation process prioritizes risk-adjusted returns over simple volume growth. By doing so, we were able to generate approximately $450 million of excess cash flow in 2019 through a more balanced capital program that allowed for more consistent activity levels and greater efficiencies.

As part of our capital allocation review, we commenced a Normal Course Issuer Bid ("NCIB") to enhance long-term shareholder value. Since initiating our NCIB in the first quarter of 2019, we have repurchased, for cancellation, approximately 26.2 million shares, representing approximately 5% of our public float and have since renewed our NCIB in the first quarter of 2020.

IDENTIFYING COST EFFICIENCIES

Our team significantly improved our cost structure. We improved our operating expenses by over 7%, led by the adoption of digital technologies, and streamlined our organization to achieve general and administrative expense savings of approximately 10%. We also reduced our capital costs by approximately 10% through drilling and completion initiatives and supply chain optimization.

Overall, we realized over $170 million of sustainable internal cost savings in addition to the benefits we realized through our asset dispositions executed in 2019. We have continued this momentum in 2020 with additional operating and capital cost efficiencies realized year-to-date.

OTHER HIGHLIGHTS

One of my first priorities as President and CEO was to enhance our safety culture. We are focused on decreasing our recordable lost-time frequency, which we've reduced to our lowest rate in 5 years. But more than that, we challenged our employees to proactively identify risks hazards and ensure our safety standards are always met before proceeding with work. This refocused mindset has led to an increase in field safety reporting reportable incidents through our hazard identification programs and has empowered employees to collaborate with management to build a safety culture focused on risk mitigation and injury prevention.

We have built our corporate culture around sustainability, which includes strong environmental and social performance. We released our first sustainability report in 2019, a report that demonstrated continuous improvement in our corporate governance practices, stakeholder engagement, and environmental initiatives. We are also proud of the positive contributions we provide to our communities through our donations and volunteering programs. As a company, we are embodying our corporate values to build strong relationships and generate lasting benefits in the communities in which we operate.

Overall, our discipline and execution in 2019 has significantly improved our long-term sustainability in addition to our ability to manage through the current macro-economic environment. Given the significant decline in commodity prices since year-end 2019, we have taken a more conservative approach by revising our 2020 capital expenditures by 35% to preserve our balance sheet strength and liquidity. We expect this discipline and flexibility, in addition to our focus on realizing additional cost efficiencies, will allow us to successfully manage through this period of extreme volatility.

In closing, I want to applaud all staff for their hard work and determination in making 2019 a resounding success for Crescent Point. There is still more that needs to be accomplished, but I am confident in our new direction.

I would also like to thank our shareholders for their continued confidence and support. We made great strides in 2019 and are excited to build upon our success in the years to come.

Craig Bryksa

President and Chief Executive Officer

It was an eventful year for Crescent Point at the Board level. While Craig and the executive team diligently worked on executing the strategic plan, we simultaneously took steps to strengthen and refresh the composition of our Board.

We added three new Board members in 2019, all of whom bring significant knowledge and experience, as well as a diverse array of skills. James Craddock, John Dielwart, and Jennifer Koury are all well-respected industry professionals and their election fully renewed our directors since 2014. Our President and CEO also joined the 30% Club to support gender equity and I'm pleased to report the Board achieved this target in 2019. In further change, I was appointed to Board Chair in October, following Bob Heinemann's retirement. On behalf of all directors, I want to acknowledge and thank Bob for the tremendous leadership and stewardship he showed during his tenure.

In 2019, the Board worked on enhancing engagement with our shareholders to ensure both the company and the Board are meeting the governance standards and expectations of the investment community. Members of the Board took an active role in supporting corporate initiatives by visiting field safety meetings and engaging with our shareholders through a governance roadshow. Additionally, our five Board committees continue to provide oversight of management and provide strategic direction to enhancing shareholder value.

The Board has always strived to meet a high standard of governance while encouraging the executive team to operate as both good corporate partners and stewards in all aspects of our business. We were pleased to support the launch of Crescent Point's first sustainability report in 2019 which enhanced disclosure of our ESG accomplishments and policies. Management and the Board have long been committed to, and have successfully implemented, strong ESG practices and the publication of our initial report provides a detailed summary of our ESG achievements thus far. We plan to continue to regularly issue sustainability reports in the future as we continue to demonstrate our ESG performance in the years to come. The Board and management will continue to focus on measurable ESG metrics to assess our performance and ensure we continue to reduce of our environmental footprint, improve our corporate governance practices and strengthen our stakeholder relationships.

On behalf of our Board and management team, I would like to thank our shareholders for their support and engagement over the past year. I believe these positive changes significantly enhance our ability to manage through the current commodity price volatility, which are further supported by our strong risk management practices and the diverse skillsets within our Board.

Barbara Munroe

Chair of the Board

Table of Contents

Executive Summary		Board and Committee Structure
Executive Summary	i	Board Mandate	31
		Board Committees	31
Letter to Shareholders
Letter to Shareholders	iv	Corporate Governance
		Director Tenure and Board Renewal	39
Shareholder and Voting Information		Board Diversity	39
Notice of Meeting	2	Director Orientation and Training	41
Meeting and Voting Information	3	Key Policies	41
		Environmental, Social and Governance	42
Business of the Meeting
Fixing Number of Directors	8	Executive Compensation
Election of Directors	8	Executive Compensation Plan Description	48
Appointment of Auditors	8	2019 Performance and Metric Achievements	61
Reducing our Stated Capital Account	9	Executive Biographies	65
Increasing the RSBP Common Share Reserve	10	Executive Compensation Tables	70
By-law Amendment	12	Termination and Change of Control Benefits	73
Advisory Vote on Executive Compensation	12	Looking Ahead to 2020	75

Board and Governance Highlights		Other Information
Board and Governance Highlights	14	Other Information	76
		Appendix A: Restricted Share Bonus Plan	81
Director Nominees and Compensation		Appendix B: Stock Option Plan	84
Director Nominee Biographies	17	Appendix C: Deferred Share Unit Plan	88
Director Experience and Education	22	Appendix D: Board of Directors Mandate	89
Director Compensation Plan Description	24	Appendix E: PSU Peer Group	91
Director Compensation Tables	27	Appendix F: Performance Share Unit Plan	92
		Appendix G: By-law Amendment	94

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 1

NOTICE OF OUR ANNUAL & SPECIAL MEETING
TO BE HELD ON THURSDAY, MAY 14, 2020

DUE TO THE ONGOING COVID-19 HEALTH EMERGENCY YOU ARE REQUESTED TO VOTE ONLINE OR BY PROXY. ADHERE TO ALL PUBLIC HEALTH ADVISORIES.
You are entitled to vote by proxy. See the ‘Solicitation of Proxies’ section for information.
You are invited to our 2020 annual & special meeting:

When	Thursday, May 14, 2020
10:00 am MT
Where	Hyatt Regency, Imperial Ballroom
700 Centre Street SE
Calgary, Alberta
Live Audio Webcast	https://web.lumiagm.com/220957268
Meeting Password	"crescent2020" (case sensitive)
Your vote matters	If you held Crescent Point common shares on April 2, 2020, you are entitled to receive notice of, attend, and to vote at this meeting.
The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2019, together with the auditor's report;

2.	Fix the number of directors to be elected at the meeting at nine;

3.	Elect directors for the coming year or until their successors are duly elected or appointed;

4.	Appoint the auditors for the coming year and to authorize the Board of Directors ("Board") to fix their remuneration for 2020;

5.	Adopt a special resolution to reduce the stated capital account maintained in respect of the common shares of Crescent Point by five billion dollars;

6.
Adopt an ordinary resolution amending our Restricted Share Bonus Plan ("RSBP") to increase the number of common shares to be reserved for issuance under the RSBP by 6.9 million and to decrease the number of common shares to be reserved for issuance under our Stock Option Plan by three million;

7.	Adopt an ordinary resolution amending our by-laws to permit shareholder meetings to be held by electronic means;

8.	Adopt an advisory resolution accepting our approach to executive compensation; and

9.	Transact other business as may properly be brought forward.

This year, Crescent Point is offering registered shareholders the opportunity to participate in the meeting by way of a live webcast. This webcast, which is intended to permit social distancing during the ongoing public health emergency, will allow registered shareholders to participate, ask questions, and vote at the meeting through an online portal. Accordingly, if you are a registered shareholder, you may choose to participate via the live webcast of the meeting through the online portal at https://web.lumiagm.com/220957268. Non-registered (or beneficial) shareholders may also listen to a live webcast of the meeting through https://web.lumiagm.com/220957268, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders. In light of the public health emergency associated with COVID-19, we are requesting all shareholders to refrain from attending the meeting in person and, instead, vote online or by proxy. Please monitor our news releases for any important information related to the meeting and COVID-19.

You can access our 2019 financial statements and other documents and information online:

www.crescentpointenergy.com www.sedar.com (SEDAR) www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,
Craig Bryksa
Director, President and Chief Executive Officer
Calgary, Alberta
April 2, 2020

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 2

ABOUT THE TERMS IN THIS DOCUMENT

•	annual meeting, meeting, and AGM refer to the 2020 annual & special meeting of our shareholders

•	Board, directors, executives, and management mean those positions of Crescent Point

•	common shares mean Crescent Point’s common shares

•	performance share units, or PSUs, mean performance shares granted pursuant to the company's Performance Share Unit Plan ("PSU Plan")

•	restricted shares, or RSUs, mean restricted shares granted pursuant to the company's RSBP

•	information circular refers to this Information Circular – Proxy Statement

•	shareholders means holders of Crescent Point common shares

•	we, us, our, company, and Crescent Point mean Crescent Point Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point

•	you and your refer to the shareholder

•	All dollar amounts are in Canadian dollars, unless indicated otherwise

•	Information is as of March 10, 2020, unless indicated otherwise

•	The fair value of common shares is calculated using the one-day volume-weighted average common share price on the Toronto Stock Exchange (“TSX”), unless indicated otherwise

•	For additional information see 'Non-GAAP Financial Measures' and 'Forward-Looking Statements and Reserves Data'
MEETING AND VOTING INFORMATION
Solicitation of Proxies
This information circular is supplied in connection with the solicitation of proxies by management of Crescent Point's management for use at our AGM to be held on Thursday, May 14, 2020 at 10:00 am MT at the Hyatt Regency, Imperial Ballroom, 700 Centre Street SE, Calgary, Alberta and online at https://web.lumiagm.com/220957268 for the purposes as described in the ‘Notice of Annual & Special Meeting of our Shareholders’ section.
Instruments of proxy or voting instructions must be received by Crescent Point, or its agents, not less than 48 hours (excluding Saturdays, Sundays and holidays) before our meeting. Registered shareholders may submit their vote by:
Mail:
Computershare Trust Company of Canada
Attention: Proxy Department
8th floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Internet:
Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your shares.

Phone:
Call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares.

In person at the meeting:
Register with a Computershare representative when you arrive at the meeting. If you intend to vote at the meeting, do not fill out your form of proxy as you will be casting your vote at the meeting.

In person via Internet Webcast:
Registered shareholders and non-registered shareholders who have appointed themselves proxyholder (see Notice to Beneficial Shareholders below) have the ability to participate, ask questions, and vote at the meeting using the LUMI meeting platform. Eligible shareholders may log in at https://web.lumiagm.com/220957268,

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 3

click on “I have a Control Number”, enter the 15-digit control number found on the proxy accompanying the information circular, and the password "crescent2020" (case sensitive), then click on the “Login” button. During the meeting, you must ensure you are connected to the internet at all times in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. Non-registered shareholders who are not attending the meeting in person may listen to a live webcast of the meeting by going to the same URL as above and clicking on “I am a guest”.
Following the conclusion of the formal business to be conducted at the meeting, we will invite questions and comments from shareholders attending in person or registered shareholders participating through the LUMI meeting platform.
The deadline for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.
The costs incurred in the preparation and mailing of this information circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone, or other means of communication and by directors, officers, and employees of Crescent Point, who will not be specifically compensated for such solicitations.
We have engaged Kingsdale Advisors (“Kingsdale”) to provide strategic shareholder advisory and proxy solicitation services and will pay fees of approximately $39,930 to Kingsdale for its services and additional out-of-pocket expenses. We may also reimburse brokers and other persons holding shares in their name or in the name of nominees for the costs incurred when sending proxy material to their principals in order to obtain their proxies. You can contact Kingsdale by email at contactus@kingsdaleadvisors.com or by telephone at 1-888-518-6559 (toll-free in North America) or at 1-416-867-2272 (collect call for shareholders outside North America).
Record Date
Our Board has fixed the record date for the meeting as the close of business on April 2, 2020. If you held shares on that date, you are entitled to receive notice of, attend, and vote at the meeting. Each outstanding common share on that date is entitled to one vote.
Voting by Proxy
Voting by proxy is the easiest way to vote. It means you are giving someone else (i.e. your proxyholder) the authority to attend the meeting and vote for you according to your instructions. It is your right to appoint a person or company of your choosing to represent you at the meeting and vote accordingly. Craig Bryksa, President and Chief Executive Officer ("CEO"), or failing him, Ken Lamont, Chief Financial Officer ("CFO"), each (with full power of substitution) have agreed to act as Crescent Point proxyholders to vote your shares at the meeting according to your instructions.
If you do not name a different proxyholder when you sign your form, you are authorizing Mr. Bryksa or Mr. Lamont to act as your proxyholder to vote for you at the meeting according to your instructions. Voting recommendations:

•	FOR fixing the number of directors to be elected at the annual & special meeting at nine;

•	FOR the election of the persons nominated to serve as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•	FOR the special resolution to reduce the company's stated capital;

•	FOR the amendment to the RSBP and Stock Option Plan;

•	FOR the amendment to our by-laws; and

•	FOR the advisory resolution to accept Crescent Point’s approach to executive compensation.

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 4

Notice to Beneficial Holders of Common Shares
You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee, or other institution. Only proxies deposited by registered shareholders of Crescent Point can be recognized and acted upon at the meeting. If you are a beneficial shareholder, your package includes a voting instruction form that outlines how to vote. Common shares held by brokers or their nominees can only be voted upon with the instructions of the beneficial shareholder. Without specific instructions, the Canadian broker/nominees are prohibited from voting common shares for their clients. When a broker is unable to vote on a proposal because it is non-routine and the owner of the common shares does not provide voting instructions, a “broker non-vote” occurs. Broker non-votes have no effect on the vote on such a proposal because they are not considered present and entitled to vote. Beneficial shareholders cannot be recognized at the meeting for the purposes of voting the common shares in person or by way of proxy except as outlined below.
Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form. Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation ("Broadridge"). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense. The voting instruction form will name the same Crescent Point representatives listed above in the section 'Voting by Proxy' to act as Crescent Point proxyholders.
Additionally, we may use Broadridge’s QuickVoteTM service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting.
If you are a beneficial shareholder and wish to participate online or vote at the meeting you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or VIF sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary AND, for online participation, you must also register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote online during the Meeting. This is because we and our transfer agent, Computershare, do not maintain the records for non-registered shareholders and we have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder.
Online Proxyholder Voting
After voting by proxy (mail or online), if you appointed yourself or someone else to vote at the meeting, then you MUST also visit www.computershare.com/KPYQ by 10:00 a.m. (MDT) on May 12, 2020 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to attend and vote online at the Meeting.
Notice to Holders of Common Shares in the United States
If you are a non-registered shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxyholder, then you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. MDT on May 12, 2020.
Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 5

"foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this information circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States of America should be aware that requirements are different than those of the US-applicable proxy statements under the US Exchange Act.
It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since we are located outside the US and some or all of our officers and directors are residents of a country other than the US. You may not be able to sue or effect service of process upon a non-US entity or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US entity and its affiliates to subject themselves to a US court's judgment or to enforce a judgment obtained from a US court against the issuer.
This document does not address any income tax consequences of the disposition of Crescent Point shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

As further mentioned below, financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for the Crescent Point’s shareholders who are resident in, or citizens of, the US may not be described fully in this Information Circular.
Revocability of Proxy
A submitted proxy may be revoked at any time prior to it being exercised. If you have given a proxy and attend the meeting at which the proxy is to be used in person, you may revoke the proxy and vote in person instead. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a shareholder that is a corporation, under the corporate seal or by a duly authorized officer or attorney. The revocation of proxy can be deposited either at Crescent Point's head office (Suite 2000, 585 8 Avenue S.W., Calgary, Alberta, Canada) at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or with the Chair of the meeting on the day of the meeting, at which point the submitted proxy is revoked.
Notice-and-Access
We have elected to use the Notice-and-Access Provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the annual meeting in respect of mailings to beneficial shareholders of common shares but not in respect of mailings to registered holders of our common shares (i.e. a shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.
More specifically, we have elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. As a result, registered shareholders will receive a paper copy of the Notice of Annual & Special Meeting, this information circular and a form of proxy, whereas beneficial shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual & Special Meeting, this information circular, and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial shareholders who previously requested to receive such information.
We will be delivering proxy-related materials to non-objecting beneficial shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 6

Common Shares and Principal Holders Thereof
Crescent Point is authorized to issue an unlimited number of common shares. As at March 10, 2020, 527,722,179 common shares were issued and outstanding. To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the issued and outstanding common shares that may be voted at the meeting.
As of March 10, 2020, our directors and officers (“D&O”) owned, directly or indirectly, 854,972 common shares, or 0.16% of the outstanding common shares, having a fair value of approximately $1.5 million and 488,852 Restricted Share Units ("RSUs"), having a fair value of approximately $0.9 million. Directors and officers are subject to a share ownership requirement policy. All directors and officers meet, or are on track to meet, their ownership requirements. For more information see the 'Director Ownership Requirements' and 'Executive Ownership Requirements' sections.
Quorum for the Meeting
We must have a quorum for the meeting to proceed. Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25% of the issued and outstanding Crescent Point common shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.
Approval Requirements
All of the matters to be considered at the meeting, except for the resolution pertaining to the reduction in stated capital and the election of directors, are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting. The resolution pertaining to the reduction in stated capital is a special resolution requiring approval by at least two-thirds of the votes cast in respect of the resolution or on behalf of shareholders present in person or represented by proxy at the meeting. The election of directors is conducted on a "for" and "withhold" basis and pursuant to our Majority Voting Policy.
Report on Voting Results
Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the meeting. In addition, the applicable voting results for the election of the directors of the company at our 2019 AGM are disclosed with the director biographies below.

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MATTERS TO BE ACTED UPON AT THE MEETING
1.    Fixing Number of Directors
We propose that the number of directors of Crescent Point to be elected at the AGM to hold office until the next meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at nine. There are presently nine directors, and each will stand for re-election to office at the meeting.
We recommend that you vote FOR fixing the number of directors to be elected at the meeting at nine.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR setting the number of directors to be elected at the meeting at nine.
2.    Election of Directors
The Articles of Crescent Point presently provide for a minimum of one director and a maximum of 11 directors. There are currently nine directors. Shareholders are entitled to elect members to the Board by vote at a meeting of shareholders.
The nine nominees proposed for election as directors of Crescent Point are as follows:
Barbara Munroe (Chair)
Craig Bryksa
Laura A. Cillis
James E. Craddock
John P. Dielwart
Ted Goldthorpe
Mike Jackson
Jennifer F. Koury
François Langlois
Voting for the election of directors will be conducted on an individual, not a slate, basis.
We recommend that you vote FOR the election of each of the foregoing nominees as directors.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.
3.    Appointment of Auditors
Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as our auditors, to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.
We recommend that you vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.

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4.    Adoption of Special Resolution to Reduce Stated Capital Account
At the meeting, shareholders will be asked to consider and, if deemed advisable, adopt, with or without amendments, a special resolution to reduce the stated capital account maintained in respect of the common shares by five billion dollars (the “Stated Capital Reduction”). If approved, the Stated Capital Reduction will be effective as of June 30, 2020.
Background and Reasons for the Reduction in Stated Capital
Under the Business Corporations Act (Alberta) (“ABCA”), a corporation is prohibited from taking certain actions, including declaring or paying a dividend, or buying its own shares, if, among other things, there are reasonable grounds for believing that the realizable value of its assets would as a result of the declaration or payment of the dividend or the repurchase of shares be less than the aggregate of its liabilities and stated capital of all classes of shares.
The purpose of reducing the stated capital of the common shares is to reduce the aggregate of Crescent Point’s liabilities and stated capital so as to increase the difference between such amount and the realizable value of the company’s assets, thereby providing the company with additional flexibility to pay dividends if, as and when declared by the Board, and to make purchases under a normal course issuer bid or other form of issuer bid. The proposed Stated Capital Reduction will have no impact on our day-to-day operations and will not alter our debt arrangements and financial condition.
The ABCA provides that a corporation shall not reduce its stated capital if there are reasonable grounds for believing that (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. Crescent Point does not have reasonable grounds to believe that (i) it is, or would after the proposed Stated Capital Reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of Crescent Point’s assets would, as a result of the proposed Stated Capital Reduction, be less than the aggregate of the company’s liabilities.
Certain Canadian Federal Income Tax Considerations
The following is a summary of certain Canadian federal income tax considerations that are generally applicable to shareholders in respect of the Stated Capital Reduction. This summary is of a general nature only and is not intended to constitute, nor should it be construed to constitute, legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences to them of the Stated Capital Reduction, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.
This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations promulgated thereunder, and the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or any changes in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.
The Stated Capital Reduction will not result in any immediate Canadian income tax consequences to shareholders. Since no amount will be paid by the Company on the reduction, none of the shareholders will be deemed to have received a dividend and there will not be any reduction in the adjusted cost base of the common shares to the shareholders as a result of the Stated Capital Reduction. The Stated Capital Reduction will reduce the “paid-up capital” (“PUC”) of the common shares for purposes of the Tax Act by an amount equal to the reduction of stated capital. The reduction in PUC of the common shares may have future Canadian federal income tax consequences to a shareholder in certain circumstances, including, but not limited to, if the Company repurchases any common shares, on a distribution of assets by the Company or if the Company is wound-up.

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Form of Resolution and Approval Requirement
Shareholders will be asked at the meeting to consider and, if thought appropriate, adopt the following resolution:
"BE IT RESOLVED THAT:

1.
The stated capital account of the common shares be reduced by five billion dollars, all as more particularly described in Crescent Point's management information circular - statement dated April 2, 2020; and

2.
Any director or officer of Crescent Point is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution,

3.
Notwithstanding that this resolution has been passed by the shareholders of Crescent Point, the directors of Crescent Point are hereby authorized to and empowered to revoke this resolution, without any further approval of Crescent Point’s shareholders, at any time if such revocation is considered necessary or desirable by the Directors.

In order to be passed, the above special resolution must be approved by not less than two-thirds of the aggregate votes cast by shareholders at the meeting.
We recommend that you vote FOR the resolution adopting the Stated Capital Reduction.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.
5.    Increasing the RSBP Common Share Reserve
Long-term incentive compensation is a key component in our overall pay mix for all our employees. We request shareholder approval to increase the maximum number of common shares available for issuance from treasury by an aggregate of 3.9 million common shares, comprised of a 6.9 million increase in the reserve of common shares issuable from treasury under our RSBP, offset by a three million common share reduction in the reserve of common shares available for issuance from treasury under our Stock Option Plan.
In 2019, we rebalanced the long-term incentive ("LTI") mix for Named Executive Officers ("NEOs") by increasing the PSU weighting to 70% (up from 50%) and decreasing RSUs and Stock Options to 20% and 10%, respectively (down from 25% each). Both restricted shares and Stock Options remain key components of our market competitive compensation, providing alignment with shareholder experience over time. With the shift in LTI mix, we expect to issue an increased number of restricted shares and a decreased number of Stock Options. As a result, we are requesting shareholder approval for the following plan amendments:

•	increase the maximum number of common shares available for issuance from treasury by 6.9 million common shares (the "RSBP Common Share Reserve Increase"); and

•
decrease the number of common shares available for issuance from treasury by three million common shares ("Option Reserve Decrease"), concurrent with shareholder approval of the RSBP Common Share Reserve Increase.

Even though we are not required to satisfy exercised restricted shares through the issuance of common shares, the RSBP limits the number of restricted shares that can be granted by referencing the common shares that could be issued upon exercise. Vested RSUs may be settled either through a cash payment, purchasing common shares in the market and delivering common shares to our employees, or by issuing common shares from treasury. The rules of the TSX relating to restricted share plans require that we seek shareholder approval to increase the number of common shares to be reserved for issuance thereunder. The TSX has conditionally approved the proposed RSBP Common Share Reserve Increase, subject to the receipt of such shareholder approval. The RSBP limits non-employee director participation to an annual maximum of $150,000 per non-employee director. Non-employee directors are not eligible to participate in the Stock Option Plan.
In March 2020, the Board approved an amendment to the RSBP to provide a double-trigger upon a change of control for grants of restricted shares, in alignment with the company’s other incentive plans. In addition, each officer has

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consented to having this amendment apply retroactively to all of such executive's outstanding RSU grants. See Appendix A.
A summary of the common shares issued and reserved for issuance from treasury pursuant to the RSBP and Stock Option Plan is as follows. All information provided below is as of March 10, 2020:

Common Share Reserve	RSBP	Stock Option Plan	Total(1)
Common shares (and Trust Units, prior to completion of the Conversion Arrangement) reserved for issuance from treasury	37,500,000	13,000,000	50,500,000
LESS: Common shares issued from treasury upon redemption since completion of the Conversion Arrangement(2)	(27,052,736)	—	(27,052,736)
Balance of common shares reserved for issuance from treasury	10,447,264	13,000,000	23,447,264
LESS: RSUs outstanding(3)	(3,095,165)	—	(3,095,165)
LESS: Stock Options outstanding(4)(5)	—	(3,004,515)	(3,004,515)
Balance of common shares remaining for issuance from treasury	7,352,099	9,995,485	17,347,584
PLUS/LESS: Requested increase/(decrease) in common shares reserved for issuance from treasury	6,900,000	(3,000,000)	3,900,000
Balance available for grant, including the requested reserve increase/(decrease)	14,252,099	6,995,485	21,247,584
Balance available for grant as a percentage of 527,722,179 common shares issued and outstanding as of March 10, 2020	2.7%	1.3%	4.0%
Notes:

(1)	We are requesting an increase to the RSBP reserve contemporaneous with a decrease to the Stock Option reserve.

(2)	Includes 940,707 Trust Unit Rights.

(3)	Represents 0.6% of the 527,722,179 common shares issued and outstanding as of March 10, 2020.

(4)	Represents 0.6% of the 527,722,179 common shares issued and outstanding as of March 10, 2020.

(5)	The weighted average exercise price is $7.59 and the weighted average remaining term is 5.35 years for outstanding Stock Options.
Crescent Point's RSBP was initially approved as part of the Conversion Arrangement and amendments to the RSBP were approved at our annual general meetings in 2012, 2014, 2016 and 2018. As of March 10, 2020, 3,095,165 RSUs were outstanding. Since completion of the Conversion Arrangement, 26,112,029 common shares have been issued from treasury in association with redemptions of RSUs. The Board considers it advisable that an additional 6.9 million common shares be reserved for issuance from treasury under the RSBP.
We are committed to responsibly managing our available common share reserve. Our average burn rate for the three most recently completed fiscal years is 1.1%. For more information, see the 'Burn Rate' section in this information circular.
If the proposed RSBP Common Share Reserve Increase is approved by our shareholders, we will have the ability, at the Board's election, to issue from treasury up to an additional 6.9 million common shares in association with the redemption of RSUs, representing approximately 1.3% of the common shares issued and outstanding. The total number of common shares reserved for issuance under the RSBP, including the proposed amendment, is 44.4 million common shares or approximately 8.4% of issued and outstanding common shares. Of this total, 27.1 million shares have been issued from treasury, representing actual dilution of 5.1% since 2012.
The RSBP and Stock Option Plan both restrict non-employee director participation, as described in detail in Appendices A and B.
For a detailed description of how the RSBP would appear following the proposed amendments, refer to Appendix A: Restricted Share Bonus Plan.

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Form of Resolution Approving the RSBP Amendment
At the meeting, shareholders will be asked to adopt the following by ordinary resolution:
"BE IT RESOLVED THAT:

1.
The proposed amendment (the "RSBP Common Share Reserve Increase") to the Restricted Share Bonus Plan (the "RSBP") of Crescent Point Energy Corp. (the "Company") to increase the maximum number of common shares of the Company issuable from treasury thereunder by 6.9 million common shares, such that the number of common shares of the Company issuable from treasury under the RSBP shall not exceed 44.4 million, be and the same is hereby authorized and approved.

2.
The proposed amendment (the “Option Reserve Decrease”) to the Company’s Stock Option Plan to decrease the maximum number of common shares of the Company issuable from treasury thereunder by three million common shares, such that the number of common shares of the Company issuable from treasury under the Stock Option Plan shall not exceed ten million, be and the same is hereby authorized and approved.

3.
Any director or officer of the company be and is hereby authorized and directed to make such other consequential amendments to the RSBP and Stock Option Plan as may be required to give full effect to the RSBP Amendment and to the Option Reserve Decrease.

4.
Any director or officer of the company be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution."

We recommend that you vote FOR the foregoing Resolution.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.
6.    By-law Amendment
Our Board believes that it is essential to have the ability to hold shareholder meetings even when an in person meeting may not be possible or very difficult (such as during the current COVID-19 public health emergency). Shareholders will be asked to pass an ordinary resolution approving an amendment to our by-laws which permits shareholder meetings to be held by facilities that allow shareholders to communicate adequately with each other. The full text of the amendment is attached to this circular as Appendix G. Because the Board has approved this amendment already, it will be effective for the meeting, however, if shareholders do not approve this amendment at the meeting, we may be prevented from holding virtual meetings in the future.
We recommend that you vote FOR adopting the resolution amending our by-laws to permit virtual meetings.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the amendment of By-Law No. 1 as set forth above and in Appendix G.
7.    Advisory Vote on Executive Compensation
Our Board believes that shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation decisions made by the Human Resources and Compensation Committee ("HRCC") and the Board. Executive compensation is a key component of our corporate governance and it is our intention that this shareholder advisory vote will continue to form an integral part of the Board's shareholder engagement process around executive compensation.
While we received support through the 'say on pay' in the 2019 AGM, with 87.54% of votes in favour of our 2018 approach to executive compensation, we have continued to implement compensation plan changes in 2019 in response to feedback we received from our shareholders in 2018 and 2019 through our shareholder engagement

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efforts. We remain committed to actively soliciting shareholder feedback on our approach to compensation to ensure executive compensation design links pay outcomes to the execution of our business strategy.
In 2019, we have made the following changes to our compensation design:
Executive Compensation Changes:

•	Enhanced the 2019 short-term incentive plan ("STIP") scorecard to include the execution of strategic plan and stakeholder relations goals.

•
Rebalanced the LTI mix by increasing the PSU weighting to 70% (up from 50%) and decreasing RSUs and Stock Options to 20% and 10% of LTI, respectively (down from 25% each). This strengthens the link between LTI and corporate performance and mitigates dilution of our shares.

•
Realigned the PSU scorecard metrics with the execution of strategic goals by replacing the Debt-Adjusted Production Per Share ("DAPPS") and Drilling Capital Internal Rate of Return ("DCIRR") metrics with two new PSU metrics, including: Proved and Probable ("2P") Funds Flow Recycle Ratio; and execution of the strategic and portfolio goals over the three-year performance period. Relative Total Shareholder Return ("TSR") will continue to make up at least half of long-term corporate performance evaluation.

•	Improved our PSU peer group identification criteria by introducing a correlation-based approach, resulting in a broader group of relevant companies to measure our relative TSR performance.

•	All officers entered into written employment agreements, which include market typical termination provisions, to better align with corporate governance best practice.
For more information, see the 'Compensation Plan Changes', 'Looking Ahead to 2020', and 'Executive Compensation' sections of this information circular.
As this is an advisory vote, the results will not be binding on the Board. Although the Board, and specifically the HRCC, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote, we place a great deal of importance on our shareholders' views and we commit to take further action as deemed appropriate. We will disclose the results of the shareholder advisory vote as a part of our report on voting results for the meeting.
Form of Resolution Adopting Advisory Vote on Executive Compensation
At the meeting, shareholders will be asked to adopt the following by ordinary resolution:
"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the company's Board, the shareholders accept the company's approach to executive compensation disclosed in the information circular of the company dated April 2, 2020."
We recommend that you vote FOR the advisory vote on executive compensation.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

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BOARD AND GOVERNANCE HIGHLIGHTS

Board Composition and Policies		Page
✓	Independent directors (eight or 89% - all except the President and CEO)	15
✓	Board is 100% refreshed since 2014	39
✓	Every meeting has an in-camera session with independent directors	15
✓	Share ownership requirements for directors and officers	26
✓	Director orientation and continuing education	22
✓	Formal Board evaluation process	34
✓	Majority Voting Policy	15
Shareholder Rights
✓	Annual election of directors	8
✓	Directors elected individually (not by slate)	8
Governance
✓	Fully independent Audit, Corporate Governance and Nominating, HRCC, and Reserves Committees	31
✓	Separate Board Chair and President and CEO	31
✓	Board succession planning	33
✓	President and CEO evaluation and management succession planning	36
✓	Diversity Policy	39
✓	Code of Business Conduct and Ethics Policy	41
✓	Anti-hedging Policy	41
Compensation
✓	Annual advisory vote on executive compensation	12
✓	Director participation restrictions	24
✓	Solicit feedback from third party consultants and shareholders	51
✓	Executive incentive compensation Clawback Policy	59
Environmental, Social and Governance Matters
✓	Stakeholder Engagement - Outreach to stakeholders	42
✓	Community Engagement - Positively impacting our communities	43
✓	Employee Engagement - Annual survey to solicit feedback and effect positive change	43
✓	Safety Culture - Our commitment to safe operations	44
✓	Environmental Stewardship - Responsibly enhancing environmental performance	44
In addition to complying with the corporate governance guidelines applicable to all public companies in Canada set forth in National Policy 58-201 – Corporate Governance Practices (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the US Securities and Exchange Commission (the "SEC") pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case, as applicable to foreign private issuers like Crescent Point, and as modified by the Multijurisdictional Disclosure System for eligible Canadian companies. Crescent Point may choose to opt out of certain NYSE corporate governance practices and follow home practice rules instead, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to US issuers. These significant differences are disclosed on our website www.crescentpointenergy.com. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

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DIRECTOR NOMINEES AND COMPENSATION
Nominees
Our director nominees bring vast experience in areas critical to our success. The 'Director Biographies' section of this circular outlines the name, residence, and age of each of the nine individuals nominated for election as our directors, the period served as a director of Crescent Point, their principal occupation, Board meeting attendance, committee membership and attendance, the voting results of the 2019 AGM, compensation earned, common shares owned, value at-risk, including common shares, RSUs, and Deferred Share Units ("DSUs"), ownership requirement achievement and their other public board experience.
Independence and Alignment with Shareholders
All directors, except for Mr. Bryksa, President and CEO, are independent as determined in accordance with applicable Canadian securities laws and NYSE requirements. The Board used a detailed annual questionnaire to assist in determining if a director is independent. The directors standing for re-election are on track to meet their share ownership requirement given that non-employee directors have five years from their initial election or appointment date to comply with our share ownership policy requirements. Where an individual is appointed to Chair of the Board, he or she will be afforded an additional three years from the effective date of the appointment to reach the new Minimum Share Ownership Guideline. Where the Policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new Minimum Share Ownership Guideline.
Individual Voting and Majority Voting Policy
Director nominees are voted for on an individual, not a slate, basis. In addition, the Board has adopted a "majority voting" policy that meets the requirements of the TSX and requires any director nominee who receives a greater number of votes "withheld" than votes "for" his or her election to submit his or her resignation for consideration promptly after the AGM. The Board will review the results of the vote and determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the Board will accept the resignation, which resignation will be effective upon acceptance. A press release, provided to the TSX in advance, will be promptly issued disclosing the Board's decision, including, if applicable, the reason for not accepting the resignation. The policy does not apply in circumstances involving contested director elections. A director who tenders a resignation pursuant to this policy will not participate in any Board or committee meetings at which the resignation is considered.
Attendance and Sessions without Management
Crescent Point directors attended 99% of Board and committee meetings in 2019. Each Board, Audit Committee, Corporate Governance and Nominating Committee, HRCC, and Reserves Committee meeting is either held entirely without members of management present or includes an in-camera session without management present. A majority of the number of directors appointed constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors and no business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present.
Director Compensation
In 2019, non-employee directors were paid Board and committee membership retainers. Total fees earned in 2019 were $1,037,771 in aggregate. In addition, under the terms of the RSBP, non-employee directors may be granted RSUs up to a maximum annual value of $150,000.

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Detailed information on our director nominees, compensation and other important information can be found on the following pages:
Share Price Assumptions Regarding Director Compensation
Director compensation figures represented throughout the document reflect prices at December 31, 2019 of $5.75, in addition to market values as of March 10, 2020 of $1.74, as determined by applicable regulations. Since year-end 2019, Crescent Point’s share price has shifted materially due to global macroeconomic concerns and a significant decline in commodity prices. As a result, a material deviation occurs in the total market value of securities comparison as of December 31, 2019 versus the March 10, 2020 market value. Since March 10, 2020, Crescent Point's share price has remained volatile. In order to provide context where possible, the methodology is outlined where each share price is used, and in some cases, the December 31, 2019 values are also provided.
Refer to the 'Share Price Assumptions Regarding Executive Compensation’ section for share price assumptions used for NEO compensation.

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DIRECTOR BIOGRAPHIES

BARBARA MUNROE	CHAIR/INDEPENDENT DIRECTOR

Ms. Barbara Munroe has worked as a lawyer since being admitted to the Law Society of Alberta in 1991 and brings 27 years of legal experience and industry diversification to the Board. Prior to retiring in March 2019, Ms. Munroe served as Executive Vice President, Corporate Services and General Counsel for WestJet Airlines, a position she held since November 2016. Ms. Munroe joined WestJet in November 2011 as Vice President & General Counsel and was promoted to Senior Vice President, Corporate Services & General Counsel in June 2015. She was the Assistant General Counsel, Upstream at Imperial Oil Ltd. from 2008 to 2011, and the Senior Vice President, Legal/IP & General Counsel, Corporate Secretary for SMART Technologies Inc. from 2000 to 2008.

Ms. Munroe is a member of the Institute of Corporate Directors. She holds a Bachelor of Commerce, Finance degree and a Bachelor of Law degree both from the University of Calgary.

Ms. Munroe serves on each committee in an ex officio capacity, effective January 1, 2020.

Calgary, Alberta, Canada
Age: 56
Director Since: 2016

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	5/6	Votes For	97.12%
Corporate Governance and Nominating	7/7	Votes Withheld	2.88%
Human Resources and Compensation	6/6	Ownership Requirement(1)
Overall Attendance	95%	Requirement	3x annual retainer
		Multiple of Retainer(2)	2.23
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)	DSUs and RSUs (# / $)	Market Value ($)(3)
243,279	7,140 / 12,424	93,869 / 163,332	175,756
Other Public Boards
None

CRAIG BRYKSA	NON-INDEPENDENT DIRECTOR

Mr. Bryksa was appointed President and Chief Executive Officer on September 5, 2018, and was promoted to interim President and Chief Executive Officer on May 29, 2018. Prior to his promotion, he was Vice President, Engineering West, and has held a number of senior management roles with Crescent Point since joining the company in 2006 as an Exploitation Engineer. Mr. Bryksa has directly overseen the development and operations of each of Crescent Point’s core assets.
Mr. Bryksa has spent 18 years as a professional engineer in the oil and gas industry, working with companies such as Enerplus Resources Fund and McDaniel & Associates Consultants. Mr. Bryksa is a member of the Association of Professional Engineers and Geoscientists of Alberta and Association of Professional Engineers and Geoscientists of Saskatchewan. He holds a Bachelor of Applied Science degree in petroleum engineering from the University of Regina.

Calgary, Alberta, Canada
Age: 43
Director Since: 2018

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	6/6	Votes For	97.53%
Environmental, Health and Safety	4/4	Votes Withheld	2.47%
Overall Attendance	100%	Ownership Requirement(5)
		Requirement	3x salary
		Multiple of Salary	2.44x
		On Track to Meet Requirement	Yes
2019 Compensation ($)(6)	Common Shares (# / $)(4)	RSUs (# / $)(4)	Market Value ($)(3)
n/a	154,480 / 268,795	142,031 / 247,134	515,929
Other Public Boards
None

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LAURA A. CILLIS	INDEPENDENT DIRECTOR

Ms. Laura A. Cillis has 25 years of experience working in publicly traded, primarily international, organizations and has a broad range of leadership, corporate governance and financial experience. Ms. Cillis is currently a Director and member of the Audit and the Nominating & Corporate Governance committees at Western Forest Products Inc. In December 2019, she joined the Board of Shawcor Ltd. and is a member of its Audit Committee.
Ms. Cillis was a Director and member of the Governance and Human Resources Committee at Solium Capital Inc., as well as Audit Committee Chair until its sale in May 2019. Ms. Cillis was also a director and member of the Audit Committee of Enbridge Income Fund Holdings Inc. from July 2016 until its privatization in November 2018 and was a director and member of the Audit, Finance and Risk Committee and Chair of the Safety & Reliability Committee for the related Enbridge Income Fund group companies. She previously served as Senior Vice President, Finance and Chief Financial Officer for Calfrac Well Services Ltd. from November 2008 to June 2013. Prior thereto, she was the Chief Financial Officer of Canadian Energy Services L.P. since January 2006.
Ms. Cillis is a CPA, CA, holds the ICD.D designation granted by the Institute of Corporate Directors, and is a member of FEI. Ms. Cillis earned her Bachelor of Commerce degree from the University of Alberta.

Calgary, Alberta, Canada
Age: 61
Director Since: 2014

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	6/6	Votes For	97.22%
Audit (Chair)	4/4	Votes Withheld	2.78%
Human Resources and Compensation	6/6	Ownership Requirement(1)
Overall Attendance	100%	Requirement	3x annual retainer
		Multiple of Retainer(2)	2.82
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)(4)	DSUs and RSUs (# / $)	Market Value ($)(3)
220,994	27,718 / 48,229	51,851 / 90,221	138,450
Other Public Boards
Shawcor Ltd.: Audit Committee; Western Forest Products Inc.: Audit Committee, Nominating & Corporate Governance Committee

JAMES E. CRADDOCK	INDEPENDENT DIRECTOR

Mr. James E. Craddock is a seasoned upstream executive who possesses broad-based technical knowledge with over 30 years of experience. He has served on Noble Energy Inc.'s board of directors since its merger with Rosetta Resources Inc. in 2015 and served as the Chairman, Chief Executive Officer and President of Rosetta from 2013 to 2015. Mr. Craddock is currently a member of Noble's Compensation and Corporate Governance and Nominating committees and is Chair of the Safety, Sustainability and Corporate Responsibility Committee. Previously, he was the Executive Director and Chief Operating Officer for BPI Industries Inc. and held several positions of increasing responsibility over a 20-year career at Burlington Resources Inc.

In addition to being a member of the Audit and Reserves committees, Mr. Craddock was appointed Chair of the Corporate Governance and Nominating Committee effective January 1, 2020. He holds a Bachelor of Science in Mechanical Engineering from Texas A&M University and previously served on the Boards of Templar Energy and the Texas Railroad Commission's Eagle Ford Task Force.

Whitney, Texas, US
Age: 61
Director Since: 2019

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	3/3	Votes For	97.12%
Audit	1/2	Votes Withheld	2.88%
Reserves	1/1	Ownership Requirement(1)
Overall Attendance	83%	Requirement	3x annual retainer
		Multiple of Retainer(2)	0.56
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)	DSUs and RSUs (# / $)	Market Value ($)(3)
174,747	0 / 0	18,591 / 32,348	32,348
Other Public Boards
Noble Energy Inc.: Compensation Committee, Corporate Governance and Nominating Committee, Environmental, Health and Safety Committee (Chair)

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 18

JOHN P. DIELWART	INDEPENDENT DIRECTOR

Mr. John P. Dielwart brings a wealth of experience and knowledge to Crescent Point’s Board developed through his varied 40-year career in the oil and gas sector. Most notably, Mr. Dielwart is a founding member of ARC Resources Ltd., holding the position of Chief Executive Officer from 2001 to 2013, and currently serving as a Director on its board. He is also Vice-Chairman and Director of ARC Financial Corp., sitting on its Investment and Governance committees where he provides leadership support on various complex issues, including internal governance and investment decision-making. Mr. Dielwart is also Chairman of the Board of Denbury Resources Inc.. Prior to joining ARC in 1996, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as Senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada.

Mr. Dielwart has a Bachelor of Science degree in Civil Engineering with Distinction from the University of Calgary. He is a professional engineer, holds the ICD.D designation granted by the Institute of Corporate Directors and has served two three-year terms as a Governor of the Canadian Association of Petroleum Producers, including 18 months as Chair.

Calgary, Alberta, Canada
Age: 67
Director Since: 2019

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	4/4	Votes For	94.03%
Environment, Health & Safety (Chair)	2/2	Votes Withheld	5.97%
Reserves	1/1	Ownership Requirement(1)
Overall Attendance	100%	Requirement	3x annual retainer
		Multiple of Retainer(2)	1.07
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)	DSUs and RSUs (# / $)	Market Value ($)(3)
206,484	0 / 0	36,010 / 62,657	62,657
Other Public Boards
ARC Resources Ltd.: Vice-Chairman, Risk, Safety, Reserves & Operational Excellence (Chair); Denbury Resources Inc.: Chairman, Compensation, Reserves & HSE, Risk; TransAlta Corporation: Governance, Safety & Sustainability (Chair), Investment Performance

TED GOLDTHORPE	INDEPENDENT DIRECTOR

Mr. Ted Goldthorpe is a financial professional who has been serving as Managing Partner in charge of Global Credit Business for BC Partners since February 2017. Prior thereto, he was the President of Apollo Investment Corporation, Chief Investment Officer of Apollo Investment Management, and Senior Portfolio Manager, US Opportunistic Credit from April 2012 to August 2016. Previously, Mr. Goldthorpe was employed by Goldman Sachs & Co., where he held a variety of positions since joining the firm in 1999. Mr. Goldthorpe joined the Board of Crescent Point in May 2017.
Mr. Goldthorpe received a B.A. in Commerce from Queen's University and is a frequent guest lecturer at leading universities across North America. Mr. Goldthorpe currently serves on the Global Advisory Board for the Queen's School of Business, is the Chairman of the Young Fellowship of The Duke of Edinburgh's Award, and serves on the board of directors for Her Justice and Capitalize for Kids.

New York, New York, US
Age: 43
Director Since: 2017

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	6/6	Votes For	97.13%
Audit	4/4	Votes Withheld	2.87%
Corporate Governance and Nominating	7/7	Ownership Requirement(1)
Overall Attendance	100%	Requirement	3x annual retainer
		Multiple of Retainer(2)	2.48
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)	DSUs and RSUs (# / $)	Market Value ($)(3)
222,984	15,000 / 26,100	62,857 / 109,371	135,471
Other Public Boards
None

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 19

MIKE JACKSON	INDEPENDENT DIRECTOR

Mr. Mike Jackson worked in the banking industry from 1984 to 2016 and brings more than 30 years of financial experience in corporate and investment banking. Most recently, he was Managing Director - Investment Banking, Scotiabank Global Banking and Markets, with a focus on the oil and gas industry from 2008 until his retirement in 2016. Prior to that, Mr. Jackson held several senior management roles at Scotiabank, including Managing Director, Oil & Gas Industry Head & Calgary Office Head from 1999 to 2007 and Vice President & Office Head, Corporate Banking Calgary from 1997 to 1999.

Mr. Jackson holds a Bachelor of Science degree and a Master of Business Administration, both from Dalhousie University. Additionally, Mr. Jackson completed the Executive Management Program at Queen’s University and holds the ICD.D designation granted by the Institute of Corporate Directors.

Calgary, Alberta, Canada
Age: 58
Director Since: 2016

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	6/6	Votes For	97.09%
Audit	4/4	Votes Withheld	2.91%
Corporate Governance and Nominating	7/7	Ownership Requirement(1)
Human Resources and Compensation (Chair)	6/6	Requirement	3x annual retainer
Overall Attendance	100%	Multiple of Retainer(2)	2.65
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)	DSUs and RSUs (# / $)	Market Value ($)(3)
229,994	47,267 / 82,245	51,988 / 90,459	172,704
Other Public Boards
None

JENNIFER F. KOURY	INDEPENDENT DIRECTOR

Ms. Jennifer F. Koury has over 35 years of professional experience, holding various senior executive positions with BHP Billiton from 2011 to 2017. Part of her responsibilities included the development of BHP Billiton’s total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil.
Ms. Koury serves as a Director and HRCC Chair for the Calgary Zoo, and Director for Women In Mining Canada in Toronto, Ontario. She holds a Bachelor of Commerce Degree from the University of Alberta and the ICD.D designation granted by the Institute of Corporate Directors.

Calgary, Alberta, Canada
Age: 59
Director Since: 2019

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	3/3	Votes For	97.27%
Environmental, Health and Safety	2/2	Votes Withheld	2.73%
Human Resources and Compensation	3/3	Ownership Requirement(1)
Overall Attendance	100%	Requirement	3x annual retainer
		Multiple of Retainer(2)	0.56
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)	DSUs and RSUs (# / $)	Market Value ($)(3)
155,247	0 / 0	18,591 / 32,348	32,348
Other Public Boards
None

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 20

FRANÇOIS LANGLOIS	INDEPENDENT DIRECTOR

Mr. François Langlois is an oil and gas executive who brings more than 35 years of domestic and international experience to the Crescent Point Board, most recently from his role as Senior Vice President, Exploration & Production with Suncor Energy Inc., where he was responsible for the financial and operating performance of the group from 2011 until his retirement in 2016. Prior thereto, he was Vice President, Unconventional Gas from 2009 to 2010 and held various roles with Petro-Canada from 1982 to 2009, most recently as Vice President, Western Canada Production & North American Exploration.
Mr. Langlois holds a Bachelor of Geological Engineering from Laval University (Quebec City).

Calgary, Alberta, Canada
Age: 60
Director Since: 2018

Board and Committee	2019 Meeting Attendance	Voting Results of 2019 Annual Meeting
Board of Directors	6/6	Votes For	97.04%
Corporate Governance and Nominating	7/7	Votes Withheld	2.96%
Environmental, Health and Safety	4/4	Ownership Requirement(1)
Reserves (Chair)	2/2	Requirement	3x annual retainer
Overall Attendance	100%	Multiple of Retainer(2)	1.99
		On Track to Meet Requirement	Yes
2019 Compensation ($)(3)	Common Shares (# / $)	DSUs and RSUs (# / $)	Market Value ($)(3)
221,988	513 / 893	60,608 / 105,458	106,351
Other Public Boards
None

Notes:

(1)
Non-employee directors are required to own, within five years of the initial election, appointment to the Board Chair or appointment to the Board, at least three times their annual retainer in common shares, RSUs, and DSUs. Each director is on track to meet this share ownership requirement as of March 10, 2020. See ‘Director Ownership Requirements’ for details. Crescent Point’s share price has shifted materially due to global macroeconomic concerns and a significant decline in commodity prices. Mr. Bryksa, Ms. Cillis, and Mr. Jackson would meet their share ownership requirements if share ownership is measured on December 31, 2019 at a share price of $5.75.

(2)
The value of RSUs and DSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value as of March 10, 2020.

(3)	Market value is calculated using the March 10, 2020 fair value of $1.74 per share.

(4)	Includes holdings by associates and affiliates of directors.

(5)
Mr. Bryksa, as President and CEO, is required to own at least three times his salary in common shares and RSUs within five years of becoming an officer. He is on track to meet this share ownership requirement as of March 10, 2020. See 'Executive Ownership Requirements' and ‘2019 NEO Compensation’.

(6)	Mr. Bryksa receives no compensation for his role as a director. All compensation earned is related to his role as President and CEO.

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 21

DIRECTOR EXPERIENCE AND EDUCATION
Board Skills Matrix
The Corporate Governance and Nominating Committee ("CG&N Committee") ensures that the Board includes members with relevant experience and expertise to ensure the Board is able to effectively fulfill its mandate. As part of our ongoing Board renewal process, we analyze this matrix as a means of identifying those potential candidates having the ideal qualities to enhance the diversity of thought and effectiveness in our Board. The skills matrix below shows the experience and expertise that each director nominee brings to our Board.

Skill	Munroe (Chair)	Bryksa	Cillis	Craddock	Dielwart	Goldthorpe	Jackson	Koury	Langlois
Energy Industry Knowledge	●	●	●	●	●	●	●	●	●
Deep understanding of the energy industry, including exploration, production and marketing aspects of the business
Environmental, Health and Safety		●		●	●			●	●
Energy industry experience related to workplace health and safety, stakeholder communications, social responsibility, and the environment
Finance / Accounting			●	●		●	●
Experience in financial reporting, accounting, and corporate finance at the management or executive level; Ability to critically assess, analyze, and interpret financial statements and projections and use them to guide strategic business decisions

Governance	●		●	●	●	●	●	●	●
Deep understanding of corporate governance gained through experience as a senior executive officer or board member of a public or private organization
Human Resources / Compensation	●		●	●	●		●	●
Experience related to human resources, compensation, talent management, and succession planning at the management or executive level
Risk Management	●	●	●	●	●	●	●		●
Deep understanding of the various risks faced by organizations, including legal and regulatory, and experience identifying, evaluation, and mitigating those risks at the management or executive level
Senior Leadership	●	●	●	●	●	●	●	●	●
Experience leading an organization, major business segment, or functional area of the business
Strategic Management	●	●	●	●	●	●	●	●	●
Experience related to planning and executing on strategy at the management or executive level
Continuing Education
Each director is responsible for keeping informed on both the company and developments in the industry. Executives and/or other members of Crescent Point's leadership team assist the directors in their efforts by providing regular updates on technical advancements, new resource plays, regulatory changes, and economic developments facing our business. Our President and CEO, other executives, and other members of the management team also regularly communicate with members of the Board on developments in the business, progress toward achieving established goals, and other relevant topics. In addition, external parties are utilized to provide market intelligence and expert advice. These presentations, meetings, and discussions serve to increase the Board's knowledge of the company and our business, and assist the Board in the execution of its duties.
When new directors join the Board, they are provided with materials and an introductory orientation that describes the Board's role, its committees and directors, as well as the business and operations of the company in detail. Crescent Point also promotes continuing education of our directors through our corporate membership in the Institute of Corporate Directors ("ICD"), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses.

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Below is a table outlining the continuing education activities our Board members engaged in during 2019.

Topic	Month	Prepared / Hosted by	Who Attended
Peters & Co. Limited Winter Energy Conference	January	Peters & Co.	Bryksa
Permian, Consolidation, Global Financial Sponsors	January	Tudor Pickering Holt	Jackson
Shaken Not Stirred - The New Board Dynamic?	March	Tudor Pickering Holt	Jackson
Board Shareholder Engagement	April	ICD	Cillis; Jackson
What Your Board Must Consider in Crisis Management	April	ICD & Osler Hoskin & Harcourt LLP	Jackson
Board Financial Essentials	April	ICD	Koury
HR & Compensation Committee Effectiveness	May	ICD	Jackson
Executive Compensation Trends: Key Learnings from the 2019 Proxy Season	June	ICD	Cillis
ICD National Conference	June	ICD	Cillis
North American Infrastructure Dynamics	June	Tudor Pickering Holt	Jackson
Business Transformation: Thriving in a Digital Era	June	ICD	Koury
Political Transformation: A Fireside Chat and Networking	June	ICD	Koury
What's Coming Down the Pipe	June	Tudor Pickering Holt	Koury
Directors Education Certification Program	June	ICD	Langlois
CIBC Unlock the Rock Energy Conference	July	CIBC	Bryksa
Peters & Co. Limited 23rd Annual Energy Conference	September	Peters & Co.	Bryksa
Governance During a Crisis: The Canadian Energy Industry	September	ICD	Cillis
A Conversation on Commodities	September	Tudor Pickering Holt	Koury
Governance During a Crisis	September	ICD	Munroe
Oil and Gas Priorities: Putting Canada on the World Stage	October	FEI	Cillis
Avoiding Decision Failure	October	ICD	Munroe
Boardroom Negotiations	October	ICD	Munroe
Fundamentals of Business Strategy	October	ICD	Munroe
Legal Framework: Board Duties, Responsibilities & Liabilities	October	ICD	Munroe
Strategic Innovation	October	ICD	Munroe
2019 Wasn't Fun, But Is A Canadian Energy Revolution Coming Down the Pipe?	November	Tudor Pickering Holt	Jackson
ESG and the Link to Long-Term Performance	November	ICD	Jackson
Energy Direction for 2020	November	Tudor Pickering Holt	Munroe
Environmental, Social and Corporate Governance	December	ICD	Munroe
Financial Valuations	December	ICD	Munroe
Red Flags in Financial Statements	December	ICD	Munroe
Roles and Duties of the Audit Committee	December	ICD	Munroe
Shareholder Engagement Issues and Trends	December	ICD	Munroe
Social Issues, Strategies & Shareholders	December	ICD	Munroe
Social Media	December	ICD	Munroe
Conference for Audit Committees	December	CPA	Cillis

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 23

DIRECTOR COMPENSATION PLAN DESCRIPTION
Compensation Philosophy
The Board is responsible for developing the company's director compensation philosophy and has delegated the review and administration of the directors' compensation program to the CG&N Committee. Our director compensation plan is designed to attract and retain well-qualified directors with the appropriate skills and experience.
Our non-employee director compensation plan includes a mix of cash and share-based compensation (both RSUs and DSUs). The value of RSU grants is realized upon vest/redemption, and the value of DSUs is realized when the director ceases to be a director. We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters Board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the company through the RSU grants, and aligns with shareholder interests without emphasizing short-term common share price performance. Non-employee directors do not participate in our incentive/performance-based compensation components (e.g. STIP or PSU Plan) because they set the goals and achievement levels for operating performance measures. In addition, non-employee directors do not participate in the Stock Option Plan.
Compensation Plan
The non-employee director compensation plan consists of annual retainers as well as retainers for individual committee membership, paid in the form of cash and share-based compensation.
The 2019 compensation structure for non-employee directors is outlined in the following table:

Component	Cash Compensation ($)	Share-based Compensation ($)	Total ($)
Board Retainer
Chair	165,000	165,000	330,000
Other Board Members	50,000	143,000	193,000
Committee Chair Retainer
Audit	20,000
Human Resources & Compensation	16,000
Corporate Governance and Nominating	16,000
Environmental, Health and Safety	12,000
Reserves	12,000
Committee Member Retainers
Audit	10,000
Human Resources & Compensation	8,000
Corporate Governance and Nominating	8,000
Environmental, Health and Safety	6,000
Reserves	6,000
Travel Fees (for Board or Committee business)
If round-trip travel is between 3 and 5 hours via plane	1,500
If round-trip travel is greater than 5 hours via plane	3,000
The CG&N Committee reviews non-employee director compensation on an annual basis, with support from external compensation consultants, Hugessen Consulting Inc. In 2019, the CG&N Committee removed meeting fees from the director compensation mix to further align with market practice. As a result, meeting fees are no longer paid on a per meeting basis. Instead, committee retainers were introduced in 2019.

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 24

Cash Compensation
Cash retainers are paid on a quarterly basis. Directors are also entitled to be compensated for reasonable out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings.
Non-employee directors may elect to receive all, or a portion of, cash compensation in the form of DSUs. Directors electing to receive DSUs must make the election prior to the year in which the compensation will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.
Share-based Compensation

Non-employee directors can elect to receive their share-based compensation in the form of RSUs or DSUs. Any election to receive RSUs is subject to an annual limit.

i.	Restricted Share Units

Under the terms of the RSBP, any non-employee director of the company may be granted RSUs up to a maximum annual value of $150,000. The number of RSUs granted to directors under the RSBP is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date. The RSUs vest in thirds over three years and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. While an RSU is outstanding, an amount accrues in respect of each RSU equal to the aggregate amount paid by Crescent Point in dividends per common share, which amount is paid in cash when such RSUs vest.
See Appendix A for details of the RSBP.

ii.	Deferred Share Units

Each DSU represents a notional share of Crescent Point, and the number of DSUs granted is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date. While a DSU is outstanding, an amount accrues, in the form of additional DSUs, equal to the aggregate amount paid by Crescent Point in dividends per common share. When a director holding DSUs ceases to be a director of the company, the director is paid the current cash equivalent of the market price per common share as calculated in accordance with the DSU plan.
While our DSU plan allows for executive participation, no executive has received compensation in the form of DSUs since inception of the plan.
See Appendix C for details of the DSU plan.
Director Retirement Vesting Program
Directors are eligible to participate in the retirement vesting program whereby the unvested RSUs held by eligible directors (eligible directors being non-employee directors who have provided Crescent Point with, subject to certain exceptions, at least one fiscal quarter's notice in advance of retirement) will continue to vest on the normal schedule upon retirement from the Board. New RSUs are not granted post-retirement.
We do not have a pension plan nor does the company provide other forms of retirement compensation for our directors.

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 25

Director Ownership Requirements
The Board believes that aligning the interests of our directors with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long-term success of Crescent Point. In addition to the director compensation plan review in 2018 and 2019, the Board has also conducted a review of director ownership requirements. In 2019, the ownership multiplier was changed to apply to a broadened base of both cash and share-based retainers. Directors are required to own at least three times their total annual cash and share-based retainer ($990,000 for the Board Chair and $579,000 for Board Members) in common shares, RSUs and DSUs. Directors have five years from their initial election or appointment to the Board to achieve the required level of ownership or five years from the effective date of these share ownership requirements. Where an individual is appointed to Chair of the Board, he or she will be afforded an additional three years from the effective date of the appointment to reach the new Minimum Share Ownership Guideline. Where the Policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new Minimum Share Ownership Guideline. For the purpose of determining share ownership, share-based awards are valued at the greater of grant date value or current market value, and common shares are valued at current market value. Each director is currently on track to meet the ownership requirement, as detailed in the 'Director Biographies' section.
Information on officer share ownership can be found in the 'Executive Ownership Requirements' section.

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 26

DIRECTOR COMPENSATION TABLES
Director Compensation Table
The following table provides a summary of compensation earned by Crescent Point's non-employee directors during 2019.

Name(1)	Annual Retainer Fees Earned			Fees Earned	Share-based Awards(2)		All Other Compensation ($)	Total ($)	Portion Taken As
	Board ($)	Committee Chair ($)	Committee Member ($)	Travel ($)	RSUs ($)	DSUs ($)			Cash ($)	RSUs ($)	DSUs ($)
Barbara Munroe (Chair)(3)	69,547	16,000	8,000	3,000	—	146,732	—	243,279	11,000	—	232,279
Rene Amirault(4)	48,250	3,000	—	—	—	—	—	51,250	51,250	—	—
Peter Bannister(5)	96,500	—	4,500	—	—	—	—	101,000	101,000	—	—
Laura A. Cillis	50,000	20,000	8,000	—	142,994	—	—	220,994	78,000	142,994	—
James E. Craddock(6)	37,500	—	12,000	18,000	—	107,247	—	174,747	67,500	—	107,247
John P. Dielwart(7)	49,990	9,000	4,500	—	—	142,994	—	206,484	—	—	206,484
Ted Goldthorpe	49,990	—	18,000	12,000	—	142,994	—	222,984	30,000	—	192,984
Robert F. Heinemann(8)	165,000	—	9,000	9,000	—	164,990	—	347,990	183,000	—	164,990
Mike Jackson	50,000	16,000	18,000	3,000	—	142,994	—	229,994	87,000	—	142,994
Jennifer F. Koury(9)	37,500	—	10,500	—	—	107,247	—	155,247	48,000	—	107,247
François Langlois	49,994	12,000	14,000	3,000	—	142,994	—	221,988	3,000	—	218,988
Gerald A. Romanzin(10)	96,500	—	6,500	—	—	—	—	103,000	103,000	—	—
Notes:

(1)	Mr. Bryksa does not receive compensation for his role as a director.

(2)
Amounts reflect the grant date fair value of RSUs and DSUs, computed in accordance with International Financial Reporting Standards 2 Share-based Payment ("IFRS 2"). Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. Director RSU grants vest in thirds over three years. In accordance with IFRS 2, the fair value of the RSUs is amortized in the financial statements over the applicable vest period. The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.

(3)	Ms. Munroe was appointed to the role of Board Chair on October 31, 2019.

(4)	Mr. Amirault retired as director on March 7, 2019.

(5)	Mr. Bannister stepped down from his role as Board Chair on September 5, 2018 and retired as a director on June 14, 2019.

(6)	Mr. Craddock was appointed to the role of director on June 15, 2019.

(7)	Mr. Dielwart was appointed to the role of director on March 7, 2019.

(8)	Mr. Heinemann was appointed to the role of Board Chair on September 5, 2018 and retired on October 30, 2019.

(9)	Ms. Koury was appointed to the role of director on June 15, 2019.

(10)	Mr. Romanzin retired as a director on June 14, 2019.
Share-based Awards – Value Vested or Earned During the Year
The share-based awards value vested during the year reflects the value of vested RSUs, vested DSUs, and dividend equivalent amounts earned on RSUs and DSUs. Vested RSUs are valued at the vest date fair value, whereas DSU grants vest immediately and are valued at the grant date fair value. Vested DSU grants do not pay out until the Directors ceases to be a Director.
Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period (“Dividend Amounts”) which are paid in cash when such RSUs vest. DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly common share price.

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 27

The value vested for each of the non-employee directors during 2019 is as follows.

Name	Stock Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year(1)		Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
		RSUs ($)	DSUs ($)
Barbara Munroe (Chair)(2)	—	23,302	235,349	—
Rene Amirault(3)	—	—	1,947	—
Peter Bannister(4)	—	69,023	1,847	—
Laura A. Cillis	—	66,595	692	—
James E. Craddock(5)	—	—	107,247	—
John P. Dielwart(6)	—	—	206,484	—
Ted Goldthorpe	—	—	194,719	—
Robert F. Heinemann(7)	—	52,974	166,746	—
Mike Jackson	—	51,702	143,695	—
Jennifer F. Koury(8)	—	—	107,247	—
François Langlois	—	5,560	220,202	—
Gerald A. Romanzin(9)	—	27,705	2,196	—
Notes:

(1)	Amounts reflect vested RSUs valued at the vest date fair value and vested DSUs valued at the grant date fair value since they vest immediately. Dividend equivalent amounts earned are also included.

(2)	Ms. Munroe was appointed to the role of Board Chair on October 31, 2019.

(3)	Mr. Amirault retired as director on March 7, 2019.

(4)	Mr. Bannister stepped down from his role as Board Chair on September 5, 2018 and retired as a director on June 14, 2019.

(5)	Mr. Craddock was appointed to the role of director on June 15, 2019.

(6)	Mr. Dielwart was appointed to the role of director on March 7, 2019.

(7)	Mr. Heinemann was appointed to the role of Board Chair on September 5, 2018 and retired on October 30, 2019.

(8)	Ms. Koury was appointed to the role of director on June 15, 2019.

(9)	Mr. Romanzin retired as a director on June 14, 2019.
Outstanding Share-based Awards and Stock Option-based Awards
The future estimated payouts pursuant to outstanding RSUs and DSUs as at December 31, 2019 for each of the non-employee directors is noted in the table below, and are valued at $5.75 per common share, calculated as the five-day volume-weighted average price ending December 31, 2019.

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	Stock Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Stock Options (#)	Stock Option exercise price ($)	Stock Option expiration date	Value of unexercised in-the-money Stock options ($)	Number of shares or units of shares that have not vested or paid out(1)		Market or payout value of share-based awards that have not vested or paid out(2) ($)
					RSUs (#)	DSUs (#)
Barbara Munroe (Chair)(3)	—	—	—	—	1,674	85,275	501,078
Rene Amirault(4)	—	—	—	—	—	—	—
Peter Bannister(5)	—	—	—	—	15,986	—	96,905
Laura A. Cillis	—	—	—	—	40,197	11,654	303,278
James E. Craddock(6)	—	—	—	—	—	18,591	106,898
John P. Dielwart(7)	—	—	—	—	—	33,054	190,061
Ted Goldthorpe	—	—	—	—	—	60,684	348,933
Robert F. Heinemann(8)	—	—	—	—	11,916	—	72,539
Mike Jackson	—	—	—	—	15279	36,709	303,690
Jennifer F. Koury(9)	—	—	—	—	—	18,591	106,898
François Langlois	—	—	—	—	1,974	55,330	329,755
Gerald A. Romanzin(10)	—	—	—	—	5,041	0	30,756
Notes:

(1)	Includes RSUs that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.

(2)
Amounts reflect outstanding RSUs and DSUs valued using the five-day volume-weighted average price ending December 31, 2019 at $5.75 per share. Dividend equivalent amounts accrued to December 31, 2019 are also included.

(3)	Ms. Munroe was appointed to the role of Board Chair on October 31, 2019.

(4)	Mr. Amirault retired as director on March 7, 2019.

(5)	Mr. Bannister stepped down from his role as Board Chair on September 5, 2018 and retired as a director on June 14, 2019.

(6)	Mr. Craddock was appointed to the role of director on June 15, 2019.

(7)	Mr. Dielwart was appointed to the role of director on March 7, 2019.

(8)	Mr. Heinemann was appointed to the role of Board Chair on September 5, 2018 and retired on October 30, 2019.

(9)	Ms. Koury was appointed to the role of director on June 15, 2019.

(10)	Mr. Romanzin retired as a director on June 14, 2019.
Director Value At-risk
As at March 10, 2020, the Board members held a total market value of securities of $0.9 million using a fair value of $1.74 per share. The following table provides the aggregate equity holdings of our directors, by total vested value of holdings including common shares and DSUs, and the total accumulated value of holdings including RSUs, all of which are unvested.

	Common Shares		DSUs		Total Vested		RSUs(1)		Stock Options	Total Accumulated
Name	(#)	($)	(#)	($)	(#)	($)	(#)	($)	(#)	(#)	($)
Barbara Munroe (Chair)(2)	7,140	12,424	92,195	160,419	99,335	172,843	1,674	2,913	—	101,009	175,756
Laura A. Cillis	27,718	48,229	11,654	20,278	39,372	68,507	40,197	69,943	—	79,569	138,450
James E. Craddock(3)	—	—	18,591	32,348	18,591	32,348	—	—	—	18,591	32,348
John P. Dielwart(4)	—	—	36,010	62,657	36,010	62,657	—	—	—	36,010	62,657
Ted Goldthorpe	15,000	26,100	62,857	109,371	77,857	135,471	—	—	—	77,857	135,471
Mike Jackson	47,267	82,245	36,709	63,874	83,976	146,119	15,279	26,585	—	99,255	172,704
Jennifer F. Koury(5)	—	—	18,591	32,348	18,591	32,348	—	—	—	18,591	32,348
François Langlois	513	893	58,634	102,023	59,147	102,916	1,974	3,435	—	61,121	106,351
Total as at March 10, 2020(6)	97,638	169,891	335,241	583,318	432,879	753,209	59,124	102,876	—	492,003	856,085
Total as at December 31, 2019(7)	97,638	561,419	335,241	1,927,636	432,879	2,489,054	59,124	339,963	—	492,003	2,829,017

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Notes:

(1)	RSUs are unvested.

(2)	Ms. Munroe was appointed to the role of Board Chair on October 31, 2019.

(3)	Mr. Craddock was appointed to the role of director on June 15, 2019.

(4)	Mr. Dielwart was appointed to the role of director on March 7, 2019.

(5)	Ms. Koury was appointed to the role of director on June 15, 2019.

(6)	Amounts reflect total market value of securities as at March 10, 2020 at a share price of $1.74, the one-day volume-weighted average price as of March 10, 2020.

(7)	Amounts reflect total market value of securities as at December 31, 2019 at a share price of $5.75, the five-day volume-weighted average price as of December 31, 2019.
Bankruptcies and Cease Trade Orders
No proposed director:

•
Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,

–	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

–
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

–
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•
Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Director and Officer Liability Insurance
Crescent Point has a corporate liability insurance policy for our directors and officers through a syndicate of insurers led by Chubb Insurance Company of Canada. The policy includes a $200 million aggregate limit and provides coverage from June 1, 2019 to June 1, 2020; the policy premium for this period is $1,218,820. We plan to renew this policy on or before June 1, 2020.

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BOARD AND COMMITTEE STRUCTURE
Board Mandate
The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to driving long-term shareholder value and ensuring the company conducts its business in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board works diligently to uphold this responsibility by:

•
Approving our strategic plan, our annual capital, operating and capital budgets, our approach to environmental, social and governance ("ESG") issues, and reviewing operating, financial and other corporate plans, strategies and objectives;

•	Evaluating overall corporate performance and the performance of our executives;

•	Developing a written position description for the President and CEO;

•	Determining, evaluating, and fixing compensation for executive officers;

•	Succession planning for Board, President and CEO and executive positions;

•	Adopting policies regarding corporate governance and codes of conduct;

•	Overseeing our risk management program;

•	Reviewing processes and procedures for communicating appropriate financial and operational information to shareholders and the public; and

•	Evaluating the overall effectiveness of the Board and its committees.
The Board fulfills its responsibilities through a minimum of five regularly scheduled meetings per year and additional meetings scheduled as required. During Board meetings, management ensures the Board and its committees are kept well informed about all key drivers of our business and how those may potentially impact Crescent Point. This includes providing information related to matters of strategic planning, business risk monitoring and management, ESG, succession planning, communications policy and integrity of internal controls and management information systems.
The Board, in part, performs its mandated responsibilities through the activities of its five committees: Audit; Corporate Governance and Nominating ("CG&N"); Environmental, Health and Safety ("EH&S"); Human Resources and Compensation ("HRCC"); and Reserves. The Board and its committees have access to senior management on a regular basis. At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who are invited to attend and provide information on specific areas of the business, which affords the Board exposure to management below the executive officer level.
Directors are expected to be prepared for and attend all Board and respective committee meetings. If their absence is unavoidable, the absent director is expected to be briefed by the Chair, the President and CEO, or the Corporate Secretary. Crescent Point’s directors are highly engaged, with close to 100% attendance at Board and committee meetings. Quorum for Board meetings is a majority of the Board members.
At every meeting, the Board and each committee holds in-camera sessions which are not attended by Mr. Bryksa or any other member of management other than, in certain circumstances, the Senior Vice President, General Counsel who attends the sessions solely in his role as Corporate Secretary. See Appendix D: Board of Directors Mandate for the full text of the mandate of our Board.
Board Committees
During each regularly scheduled board committee Audit; CG&N; EH&S; HRCC, and Reserves meeting, members hold an in-camera session without management. Terms of reference for each committee, which define its mandate, composition, frequency of meetings and other relevant matters, as well as formal position descriptions for committee

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Chairs, have been approved and adopted by the Board. These documents are available on our website at www.crescentpointenergy.com with an overview of each committee's mandate outlined below.
The following table outlines the Board committee Chairs and membership as at March 10, 2020. The Board Chair serves on each committee in an ex officio capacity.

Name	Audit	CG&N	EH&S	HRCC	Reserves
Craig Bryksa			●
Laura A. Cillis	Chair			●
James E. Craddock	●	Chair			●
John P. Dielwart			Chair		●
Ted Goldthorpe	●	●
Mike Jackson	●	●		Chair
Jennifer F. Koury			●	●
François Langlois		●	●		Chair
Audit Committee

Chair	Members	Independence of Members
Laura Cillis	James Craddock (new in 2019)	4 / 4
Ted Goldthorpe
Mike Jackson

The Audit Committee's mandate includes, but is not limited to, assisting the Board with the following:
Financial & related information	External auditors
▪
Provide oversight of the integrity of the financial statements and related information, including, but not limited to:
▪
consolidated financial statements;
▪
internal controls;
▪
procedures for financial reporting; and
▪
processes for monitoring compliance with legal and regulatory requirements.
▪ Oversee the audit efforts of Crescent Point’s external auditors, including, but not limited to reviewing the independence, qualifications, and performance of the external auditor.
Financial risk management program
▪
Oversee Crescent Point's financial risk management program, including, but not limited to:
▪
providing regular reports to the Board on the results of our risk assessment; and
▪
assessing the effectiveness of our controls to manage these risks.

The Audit Committee meets at least four times annually, or more frequently as circumstances warrant. All members of the Committee are independent and financially literate, as required by National Instrument 52-110 - Audit Committee. The Audit Committee has developed official terms of reference that have been approved by the Board. A copy of the terms of reference is provided in our Annual Information Form.
The SEC and NYSE rules requires that each member of a company's audit committee be independent. All of the members of the Audit Committee are "independent", as that term is defined by the SEC. The SEC further requires a company, like Crescent Point, that files reports under the US Exchange Act, as amended, to disclose annually

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whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. Each of Ms. Cillis and Messrs. Craddock and Goldthorpe have been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC. Further information relating to each member’s background and skills is available under their profiles included in the ‘Director Nominations’ section.
The Audit Committee's objective is to have direct, open, and frank communications throughout the year with management, other committee Chairs, the external auditors, and other key committee advisors or staff members, as applicable. The Audit Committee has the authority to conduct any review or investigation appropriate for fulfilling its responsibilities.
It is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete, accurate and in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith.
Corporate Governance and Nominating Committee

Chair	Members	Independence of Members
James Craddock (new in 2020)	Ted Goldthorpe	4 / 4
Mike Jackson
François Langlois

The CG&N committee has responsibility for reviewing corporate governance practices, overseeing Board/committee nominations and making recommendations to the Board, as appropriate. The CG&N committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Corporate governance practices	Board/committee nomination & effectiveness
▪ Review and assess our governance practices and the performance of our corporate governance systems, and recommend changes to the Board for consideration;
▪
Recommend suitable candidates for nomination for election as directors, taking into account:
▪
the competencies and skills the Board should possess; and
▪
the targets and objectives of our Diversity Policy.

▪ Review Crescent Point's Articles and By-laws and recommend any changes to the Board for consideration; and	▪ Review the recommendations of management, if any, with respect to committee membership;
▪ Review and make recommendations regarding the mandate and any position descriptions of the Board and committees of the Board on a periodic basis;	▪ Make recommendations to the Board for each committee, including the appointment of Chairs to the committees;
▪ Review and recommend to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and	▪ Ensure processes are in place to evaluate and assess the effectiveness of the Board, the committees of the Board, and the contribution of individual members on a periodic basis;
▪ Review succession planning for Board and President and CEO positions.	▪ Review and make recommendations with respect to the orientation and education program for new Board and committee members; and
▪ Oversee the continued development of existing members of the Board.

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Succession planning for the President and CEO and other executive positions is the responsibility of the Board in concert with the CG&N and HRCC committees. Management provides the CG&N and HRCC information on succession plans for executive positions, including an assessment of development and progression of internal staff as well as identification of potential succession gaps. Selected candidates are provided support to acquire skills to assist in their further development, thereby strengthening the succession pipeline.
Board Assessments
The CG&N Committee undertakes a formal evaluation process of the Board, individual directors and committees on an annual basis to identify areas where effectiveness may be enhanced. The evaluation process is handled by either the Chair of the CG&N Committee, the Chair of the Board, or an independent facilitator or consultant, and incorporates feedback from individual directors and certain members of management.
In 2017 through 2018, an independent facilitator was retained to conduct a thorough governance-focused interview with each Board member and select members of the senior leadership team. Individual views and assessments were collected on the following:

•	Board/President and CEO/Chair of the Board relationships;

•	Performance and effectiveness, including strategy, stakeholder communications and Board/executive succession planning; and

•
Self and peer performance assessments, including director contributions and participation in discussions and debate, knowledge, experience, accountability, demonstration of ethical standards, and facilitation skills.

Confidential responses were analyzed and summarized by the independent facilitator for review by the CG&N Committee and recommendations for enhancing or strengthening effectiveness were made where warranted. A feedback discussion was held between the Chair of the CG&N Committee and the President and CEO, and similarly with the Chair of the Board, to review final recommendations made by the CG&N Committee for Board approval. Implementation of the recommendations continue to be monitored by the Chair of the Board, together with the Chair of the CG&N Committee, with quarterly (or more frequent if required) reporting to the Board.
The recommendations following the Board review included, in part, the continuing work around the planned and additional Board retirements, along with the appointment of three new directors in 2019.
In 2020, Board members met one-on-one with the Chair of the CG&N Committee and the Chair of the Board to discuss personal performance and overall Board effectiveness for 2019. This formal process involved a combination of written questionnaires and in-person conversations.

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Director Nominations
The CG&N Committee is responsible for recommending candidates for nomination to the Board and for assessing each director's competencies and skills while reviewing ideal qualities and skills for an effective Board. This process includes identifying the current and future skills and experience required to optimize Board effectiveness. Outside executive recruiting firms are engaged to assist with the identification, assessment, and recruitment of candidates. Candidates are assessed against criteria approved by the Board and the qualities and skills of the current Board, with the strongest candidates approached to determine their level of interest. The most qualified people are recommended to the Board for consideration. Potential candidates are interviewed by all members of the CG&N Committee, and recommended nominees are also interviewed by all other members of the Board. In addition, consistent with our Diversity Policy, candidates with a diverse background are considered when identifying new candidates. This identification process includes an assessment of the following factors applicable to each candidate: skills; knowledge; regional and industry experience; education; gender; age; independence; ethnicity; and other differentiating factors relevant to Board effectiveness. The most appropriate candidates are presented to our shareholders as director nominees at our AGM. See the ‘Board and Committee Structure’ section for more information.
Following the retirement of Mr. Heinemann in 2019, and in light of the election of Messrs. Dielwart and Craddock and Ms. Koury as directors in 2019, after considering the size and composition of the Board, the CG&N Committee determined that the incumbent Board, consisting of nine members, is both effective and possess the appropriate expertise.
From time to time, shareholders may identify qualified director candidates and may nominate a candidate by submitting the person's name, background, qualifications, and experience to our Corporate Secretary. Crescent Point's By-laws require that a shareholder give us advance notice of, and details about, any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Alberta Business Corporations Act. If the nomination is to be presented at an AGM, the notice must be given within 30 to 65 days in advance of the meeting. If the AGM is to be held within 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is to be presented at a special meeting of shareholders (which is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the CG&N Committee Chair, who will present them to the CG&N Committee for consideration.
In addition to director candidates, the CG&N Committee also ensures we have a diverse pool of strong candidates for senior management positions, and that we develop our people and attract and retain key talent for our long-term success. The Board actively maintains an evergreen list of potential new directors. The President and CEO regularly discusses organizational structure optimization options with management to gain learning and efficiency opportunities as well as fill successor gaps. At least annually, the President and CEO and the Board discuss potential candidates for, at minimum, the President and CEO, the Chief Operating Officer ("COO"), and the CFO positions.

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Environmental, Health and Safety Committee

Chair	Members	Independence of Members
John Dielwart (new in 2019)	Craig Bryksa	3 / 4
Jennifer Koury
François Langlois

The EH&S committee is responsible for regularly reviewing our policies, standards, and practices with respect to corporate responsibility, including ESG, occupational health, security, overall business conduct and ethics, and related activities, and reporting findings to the Board as appropriate. The EH&S committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Policies, management systems, and programs	Risk management procedures
▪ Review the appropriateness of and update our ESG, occupational health and security policies, and management systems and programs, and report to the Board with appropriate recommendations;	▪ Periodically update, distribute, and review the appropriateness of these risk management procedures and emergency response measures, and make appropriate recommendations;
▪ Ensure the necessary tools are in place to measure our ESG, occupational health, and security performance and compliance with applicable regulatory standards; and	▪ Immediately communicate to the Board any incident giving rise to significant ESG, occupational health, and security risks and otherwise analyze all relevant ESG matters brought to its attention; and
▪ Review the ESG, occupational health, and security performance and any non-compliance situations, whenever relevant, and recommend the required corrective measures.	▪ Ensure risk management procedures and emergency response measures are in place.
Human Resources and Compensation Committee

Chair	Members	Independence of Members
Mike Jackson	Laura Cillis	3 / 3
Jennifer Koury (new in 2019)

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The HRCC's mandate includes, but is not limited to, assisting the Board with the following:
Compensation Strategy & Policy	Executive Compensation
▪ Review compensation, philosophy, structure, and policies that impact the organization.	▪ Assess the form and amount of compensation for officers and other employees.
Performance Assessment	Governance
▪ Assist in the assessment of the performance of the President and CEO; and	▪ Ensure the company discharges its public disclosure obligations relating to compensation matters;
▪ Evaluate the performance of the other officers in fulfilling their responsibilities and meeting corporate objectives.	▪ Review executive succession, compensation and development;
Succession Planning & Development	▪ Review the results and outcomes of advisory votes of shareholders; and
▪ Review succession plans for senior management; and	▪ Hold meetings as warranted with respect to officer appointments or other compensation-related matters.
▪ Assess progress of professional development for executives and key senior employees.
The HRCC meets at least two times annually, or more frequently as circumstances warrant.
Succession planning for the President and CEO and other executive positions is the responsibility of the Board in concert with the CG&N and HRCC committees. Management provides the CG&N and HRCC information on succession plans for executive positions, including an assessment of development and progression of internal staff as well as identification of potential succession gaps. Selected candidates are provided support to acquire skills to assist in their further development, thereby strengthening the succession pipeline.
The following is a summary of the skills and experience of each member of the HRCC, including any education or experience that enable each member of the committee to make decisions on the suitability of Crescent Point’s compensation policies and practices that are consistent with a reasonable assessment of our risk profile.

Human Resources and Compensation Committee Members - Relevant Education and Experience
Mike Jackson (Chair)
Has held various senior executive positions in corporate and investment banking for over 30 years which involved performance-driven compensation programs. Since his appointment to the HRCC, he has attended seminars on matters related to compensation committees, had an ongoing active dialogue with our compensation consultant, and earned an ICD.D designation granted by the Institute of Corporate Directors.

Laura A. Cillis
Has held various senior executive positions managing compensation matters and developing compensation programs and also has over 25 years of financial experience. She has regularly attended seminars on matters related to compensation committees, and holds the ICD.D designation granted by the Institute of Corporate Directors.

Jennifer F. Koury
Has over 35 years of professional experience, including significant involvement in human relations and compensation design. She has worked for large global organizations, holding various senior executive positions with BHP Billiton from 2011 to 2017, culminating in her role as Vice President, Human Resources. Part of her responsibilities included the development of BHP Billiton's total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil. She holds the ICD.D designation granted by the Institute of Corporate Directors.

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Reserves Committee

Chair	Members	Independence of Members
François Langlois	James Craddock	3 / 3
John Dielwart

The Reserves committee is responsible for meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets, and to discuss the results of the evaluation with each of the independent engineers and management. The Reserves committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Appointment of independent engineers	Procedures and reporting
▪ Review management's recommendations for the appointment of independent engineers and make recommendations to the Board; and	▪ Review procedures for providing petroleum and natural gas reserves data to the independent engineers; and
▪ Determine the scope of the annual review of the petroleum and natural gas reserves by the independent engineers, ensuring compliance with regulatory requirements.	▪ Review the independent engineering reports and consider the principal assumptions upon which such reports are based.
Review and analysis	Public disclosure
▪ Review the reserves data and report of the independent engineers and the scope and methodology of the evaluations; and	▪ Ensure the company's public disclosure of its petroleum and natural gas reserve is completed in compliance with regulatory requirements.
▪
Review any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management).

OTHER CORPORATE GOVERNANCE PRACTICES
You can find detailed information on some of our other corporate practices and policies on the following pages:

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DIRECTOR TENURE AND BOARD RENEWAL
The Board has adopted a retirement policy under which a director must resign at the AGM following the director's 75th birthday, unless the Board determines otherwise. Crescent Point believes that this policy maintains continuity of leadership while simultaneously ensuring Board renewal. The Board has considered, but not yet imposed, term limits beyond what is outlined in the retirement policy.
As a result of the Board's deliberate and ongoing Board renewal process, a 100% renewal of the Board has occurred since 2014, including the additions of Messrs. Craddock and Dielwart and Ms. Koury to the Board in 2019. The Board targets a balance between directors with a history and knowledge of the company and those with new ideas and different experiences that are appropriate for Crescent Point’s size and complexity.
Throughout the renewal process, the Board has focused on:

•
Replacing and adding new director skill sets including: CEO experience, Canadian and US capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, and financial, human resources, and operational expertise;

•
Increasing diversity on our Board including: lower average tenure, increased international experience, broad industry experience, and increased gender diversity. See the 'Board Diversity' section for more information; and

•	Ensuring our Board has significant energy industry knowledge and experience.
BOARD DIVERSITY
The Board has adopted a Diversity Policy that recognizes the beneficial impact of diversity on decision-making and overall Board performance. Crescent Point is committed to maintaining a diverse Board and executive team. The following factors are considered in assessing diversity: skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity, and other differentiating factors relevant to Board and executive effectiveness.
The Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, with the option to engage an outside executive search firm to assist with the candidate search. The Diversity Policy requires that the CG&N Committee consider candidates on merit, using objective criteria, and include diverse candidates in any list of potential individuals being considered for positions on the Board.
Compliance with the Diversity Policy
The CG&N Committee is responsible for monitoring the company's compliance with its Diversity Policy, including the review and annual assessment of the effectiveness of the Diversity Policy in promoting a diverse Board, and reporting to the Board annual and cumulative progress in achieving the objectives of the Diversity Policy. The CG&N Committee also measures the effectiveness of our Diversity Policy and ensures female candidates are being fairly considered relative to other candidates by, among other things, reviewing the number of women considered or brought forward for both Board and executive officer positions, and assessing the skills, knowledge, experience and character of each such female candidate.

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Policy Regarding the Representation of Women on the Board

The Diversity Policy outlines the Board’s commitment to an identification and nomination process that identifies qualified female candidates. Our President and CEO is a member of the 30% Club which seeks to achieve better gender balance at the Board and senior management levels, with a focus on building a strong foundation of business leaders committed to meaningful, sustainable gender balance in business leadership.
Our Diversity Policy includes a target that stipulates that at least 20% of the independent members of the Board should be women. Female representation of our independent directors is currently 38%. To measure the effectiveness of this policy, the Committee will, among other things:
•
review the number of women considered or brought forward for both Board and executive officer positions;
•
take into account the skills, knowledge, experience and character of any such women candidates; and
•
ensure that women candidates are being fairly considered relative to other candidates.
On an annual basis, the CG&N Committee measures the diversity of the Board and reports to the Board with respect to the company's annual and cumulative progress in achieving the objectives of the policy. Female representation of our independent directors has increased to 38% from 22% in the last three years.

Considering the Representation of Women in Executive Positions

We are committed to maintaining a diverse and inclusive culture across all levels of the organization, up to and including the executive level, by promoting equality of opportunity. While the Board has not adopted a fixed target of women in executive officer positions, the Board continues to encourage and support efforts, including engaging external independent advisory services as appropriate, to foster a collaborative and innovative workforce.

Diversity begins at the employee level, with women currently representing 56% of our individual contributor workforce in the corporate offices, 36% when including all field locations.
This diverse talent pool feeds our leadership pool, which is comprised of 42% women across our corporate offices, or 30% when including all field locations.
When considering the appointment of senior executives, our President and CEO takes a holistic approach, including a consideration of the number of women currently holding senior executive positions. Currently, women represent 20% of our executive team.

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DIRECTOR ORIENTATION AND TRAINING
The company provides orientation and training to new directors. We tailor our orientation program to each director's individual needs and areas of expertise, ensuring they also receive detailed information on Crescent Point’s strategy, operations, and governance practices. A typical orientation includes the provision of a comprehensive handbook of responsibilities and corporate information, as well as one-on-one meetings with key executives to fully inform new directors about our current business operations, financial model, compensation, and culture. We also provide governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the contributions expected of each director as part of our orientation process. All directors are also provided with regular learning opportunities through quarterly management presentations, field tours, mentoring (on request), internal courses provided by technical experts, and access to weekly executive meetings to gain insight into daily operations. All directors are also provided with membership to the Institute of Corporate Directors.
KEY POLICIES
Code of Business Conduct and Ethics
An important element of governance is ensuring appropriate policies and procedures are in place to mitigate risk. To this end, we have adopted a Code of Business Conduct and Ethics (the “Code”) for our directors and employees, a copy of which is available on our website.
The Board monitors compliance with the Code, ensuring its visibility. The Board relies on the integrity of directors, executive officers, and employees to comply with the Code. The directors will take action where any breach of the Code is brought to their attention. Each director, executive officer and employee must review and sign off annually to confirm they understand the Code and have complied with it. The Board has not granted any waiver of the Code and no material change reports have been filed since the beginning of our most recently completed financial year that pertain to any conduct of a director or executive officer which would constitute a departure from the Code. When considering transactions and agreements in which a director or executive officer has a material interest, independent Board members will review and approve, or an independent committee of the Board will be formally constituted to consider, such transactions.
Whistleblowing Policy
Our Whistleblowing Policy allows employees and consultants to anonymously report concerns regarding financial controls and audit matters, fraud and/or theft, harassment, workplace violence, substance abuse, conflict of interest, discrimination and safety concerns. The Whistleblowing Policy sets out procedures to address the receipt, retention and treatment of complaints and concerns received, and outlines measures taken to protect the confidentiality and anonymity of any submissions. The Whistleblowing Policy is posted on our website and individuals may report concerns to an independent third-party via a toll-free telephone number, website, or anonymous email.
Anti-hedging Policy
Our Anti-hedging Policy prohibits our executives and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation, or held directly or indirectly by the executive officer or director.
Disclosure Policy
Crescent Point has established a Disclosure Committee to review and confirm the accuracy of the data and information contained in the documents we use to communicate to the public. The Disclosure Committee oversees and ensures compliance with our Disclosure Policy governing the timely dissemination of all material information. Shareholder communications are undertaken through a variety of means, including through the issuance of press releases, annual and quarterly results, our Annual Information Form, our sustainability report, and by providing information via our website, which contains the aforementioned documents and corporate presentations, as well as dividend information

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and other detail considered helpful to investors. The Disclosure Committee conducts a formal review and confirmation process prior to any such disclosure being released, and supplements and supports the review and approval processes completed by the Board and the CG&N Committee. The Disclosure Committee is comprised of senior representatives (including officers) from each of the following departments: accounting; engineering and operations (including drilling and completions, EH&S, regulatory, and reserves); exploration and geosciences; finance; investor relations; land; legal; and marketing.
Environmental, Health and Safety Policy
The health and safety of our employees, consultants, visitors, the public, as well as the protection of the environment is of the utmost importance to Crescent Point. We endeavor to conduct our operations in a manner that will minimize both adverse environmental effects and consequences or emergency situations by:

•	Complying with all applicable government regulations and standards;

•	Operating in a manner consistent with industry codes, practices and guidelines;

•	Ensuring prompt and effective response and repair to emergency situations and environmental incidents;

•	Providing training to ensure compliance with our operations management system;

•	Careful planning, good judgment and prudent monitoring of business activities;

•	Communicating openly with all stakeholders regarding our activities; and

•	Amending our policies and procedures, as may be required from time to time.
Health, safety, and environmental protection at Crescent Point is everyone's responsibility. We are accountable for creating and maintaining a safe workplace, where health and environmental performance has equal value and priority.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS
Environmental, Social and Governance Matters
Environment, social and governance matters are core to Crescent Point’s operations. We continue to incorporate ESG best practices in Board governance, executive decision-making, the way our teams operate, and how we engage our stakeholders. The EH&S Committee has oversight over our ESG matters to ensure that we undertake our operations in a manner that eliminates or minimizes adverse environmental impact and maximizes safety, while ensuring ethical business practices. Our Corporate Social Responsibility Policy has become an essential part of our overall governance and risk management systems.
2019 marked an important year in our ESG journey. We were pleased to release our inaugural sustainability report highlighting our approach and performance pertaining to a variety of ESG metrics. The report, along with our governing policies and practices, can be found on our external website at www.crescentpointenergy.com.
ESG performance is also incorporated into assessment of stakeholder relations goals within our STIP plan, as well as the achievement of strategic goals in both our STIP and PSU plans.
Supplemental to our sustainability report, this information circular outlines our governance practices, including board renewal and diversity, stakeholder engagement, and compensation. The section below provides high-level information on other components that form our ESG practices.
Stakeholder Engagement
We strive to build and foster respectful relationships with our stakeholders, including shareholders, employees, contractors, landowners, communities, private sector partners, government, regulators, and non-government organizations. Engaging in dialogue with stakeholders to understand their concerns, informing them of plans, and identifying solutions ensures that decisions are made with input from all stakeholders.

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Engaging with Shareholders
Crescent Point’s active investor relations (“IR”) program provides transparent and timely communication to the market about our current operational and financial results and the company’s outlook. The IR and corporate communications team regularly engage with retail and institutional investors, research analysts, media, employees, and other stakeholders to answer questions and enhance awareness of the company’s value proposition.
In 2019, the company’s President and CEO, Mr. Bryksa, continued to enhance shareholder communication through his quarterly outreach program. Over the past year, he conducted numerous shareholder calls and presented at 11 conferences or marketing roadshows, listed here in chronological order: Peters Lake Louise Conference, National Bank roadshow marketing, CIBC roadshow marketing, Scotiabank roadshow marketing, Stifel FirstEnergy roadshow marketing, Stifel FirstEnergy roadshow marketing, TD roadshow marketing, CIBC Stampede Conference, Peters Toronto Conference, National Bank Roadshow marketing, and Stifel FirstEnergy Roadshow marketing. The company also completed a non-deal bondholder engagement initiative targeted at private placement investors in Toronto and New York, with 27 investors participating. Management also presented to its key bond investors at Citibank's Private Placement Conference in 2019.
In addition, Crescent Point’s management team attended nine investor conferences, held analyst meetings with each of the company’s 15 research analysts, met with 141 institutional investors in 11 jurisdictions, and hosted five conference calls for the investment community, media, and general public. The company also completed a governance roadshow where three directors, including the Chair, invited shareholders representing approximately 22% of common shares outstanding to engage in individual meetings. Shareholders representing over 15% accepted the invitation and met with the directors. Management was not in attendance at these meetings.
Communication and feedback from our shareholders is always encouraged. The company is also working to ensure shareholders have greater insight into its robust risk management practices.
Additional information such as conference call replays, investor presentations, financial reports, annual information forms, Board mandates, committee charters, and shareholder meeting voting results are available to current and prospective shareholders on the company’s website. Paper copies are also available upon request.
The IR team can be contacted directly at 1-855-767-6923, investor@crescentpointenergy.com or Suite 2000, 585 - 8th Avenue SW, Calgary, Alberta T2P 1G1.
Engaging with Communities
By creating positive impacts in the communities in which we operate, we seek to further extend our strong governance practices. We place a high priority on helping to enhance the well-being of our people and communities. Crescent Point dedicates substantial human and financial resources to a variety of charitable organizations through volunteering, sponsorships, and donations. In 2019, we committed over $2 million to organizations that focus on education, health, safety, the environment, and community infrastructure. These efforts include building and maintaining recreational, safety and wellness facilities in our operating areas. In addition to our monetary contributions, 86% of our office staff contributed thousands of volunteer hours to the communities in which they live and work. Furthermore, we recognize the economic and social benefits of hiring staff and suppliers local to our operations and do so wherever possible. In order to attract future talent, we also provide scholarships to major post-secondary institutions and Indigenous communities in the communities in which we operate.
Engaging with Employees
We believe that employee engagement helps drive our high-performance organization and our business results. For the past 12 years, we have conducted annual employee surveys of our field and office staff to measure employee engagement. We have used these survey results to help us enhance organizational productivity and efficiency. In 2019, we transitioned our survey to Willis Towers Watson, who surveys over 10 million people a year, to provide us with a broader ability to benchmark with other oil and gas companies.

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Our 2019 survey results show that Crescent Point employees have a high level of engagement and Crescent Point ranks ahead of other oil and gas companies in multiple engagement categories. Our highly engaged workplace provides Crescent Point a competitive advantage in attracting and retaining the key talent we need to drive our business forward. We continue to monitor employee engagement and are in the process of launching a 2020 engagement survey in late Q1 2020.
Crescent Point was recognized as a Top Employer in Alberta in 2019 (Alberta Top 75 employers 2019).
Engaging with Supply Chain
Crescent Point aims to lead by example in all aspects of our operations and we expect the contractors and suppliers we work with to uphold the same business standards. Last year, we changed our vendor prequalification process to include ESG-related questions, local and indigenous spending, diversity, and business ethics. These added criteria will allow us to drive supplier performance, enhance our vendor selection process and ensure that the values and standards we share as a company are extended to all our partners.
Safety Culture
We are committed to protecting the health and safety of employees, contractors and the public. We strive to ensure that not only are our employees and contractors aware of our safety standards, but that all of our stakeholders know and understand our Health, Safety and Environmental Protection Policy. Our prime objective is to make certain that anyone potentially impacted by our operations arrives home safely at the end of each day.
Our leadership team believes that every job can and must be done safely, that everyone is accountable for safety performance and that all workers have the right - in fact, the obligation - to refuse unsafe conditions and voice concerns about potential hazards. Consistent with this approach, we have shifted our safety performance emphasis away from total recordable injury frequency ("TRIF") to lost-time injury frequency ("LTIF"), serious injuries and fatalities ("SIF") and leading indicators such as hazard identification and near misses. We believe this approach allows us to more accurately measure performance and encourages a proactive safety culture. In 2019, we witnessed both a decrease in LTIF and SIF, as well as an increase in hazard identification, near miss identification, and Stop and Think observations. We attribute these improvements to our increased focus and improved communication regarding safety throughout the organization.
Environmental Stewardship
Crescent Point is a responsible steward of the environment. We are committed to both reducing the impact of our business on the environment and to enhancing our environmental conservation and protection efforts. We remain committed to continually reducing our environmental footprint in all aspects of our business.
We take environmental factors, including greenhouse gas emissions, fresh water use, and asset liabilities, into consideration as part of our asset strategy. We expect the dispositions we completed in 2019 and early 2020 will have a positive impact on our future environmental performance.
Air
Management’s focus on reducing emissions has driven tangible results within our field operations and continues to inspire a proactive mindset in our development and capital allocation planning. We take a life cycle view of the environmental impacts of our projects and make investments upfront to reduce emissions on both an absolute and intensity basis. Our asset teams take emissions into account when considering new development plans and work with our environment team to find ways to conserve and commercialize associated produced gas. We also use the expertise in our supplier network to accelerate, evaluate and implement technological innovations that can further reduce emissions through combustors, mobile gas storage, and alternate power generation. A notable initiative is our solar installation that has been used to power our Carlyle field office since 2017. We have also switched the fuel used on multiple rigs to natural gas, and have continued to convert fleet vehicles from gasoline to propane.

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Water
Water is an important component of our business. We seek to continually optimize our operations, including our waterflooding and completions programs, to minimize water consumption. As part of our optimization efforts, we reuse or recycle water when applicable, ultimately reducing the total volume of water required. Wherever practicable, we utilize non-potable water sources, including industrial and municipal wastewater, to displace freshwater use in our operations and frequently assess new opportunities for alternative water sources and enhanced water recycling.
Land
Crescent Point has implemented a well-established, proactive abandonment and reclamation program to ensure that land used in our operations is returned to its pre-disturbance state or better. By increasing the efficiency of our processes and by participating in programs such as the Area-Based Closure program introduced by the Alberta Energy Regulator, we abandoned twice as many wells in 2019 as we did in 2018.
We have also invested capital and resources to proactively manage our pipeline and facility infrastructure to prevent spills from occurring. Similarly, we have implemented robust asset integrity and spill management and response programs and policies to minimize our impact on the environment. By implementing proactive spill prevention initiatives, including operator training, pipeline integrity assessments and remote monitoring technology, we have reduced our year-over-year hydrocarbon spill count and volume.
Risk Management & Mitigation
As part of our enterprise risk management process, we approach all risks, including those which are climate-related, in the same manner. Risks associated with climate change and environmental impacts identified at the corporate and asset levels are monitored by our risk and insurance group on an ongoing basis and managed in our corporate risk register. Climate-related risks managed in our corporate risk register undergo assessments to identify any measures required to mitigate or eliminate the risk and liabilities to an acceptable level determined by the executive team and/or Board. Crescent Point also voluntarily submits information regarding our environmental performance and climate-change risk management to both CDP Climate and Water.

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EXECUTIVE COMPENSATION HIGHLIGHTS
The HRCC ensures our executive compensation plan is based on sound decision-making processes and is competitive, pays for performance, attracts, retains and motivates talent, and drives shareholder value creation.

Our Plan Includes and Incorporates:
✓	Pay for performance – 87% of President and CEO and 81% average of other NEO compensation is performance contingent
✓	Performance-based vesting – 72% of President and CEO and 62% average of other NEO pay mix is long-term compensation affected by corporate performance and share price
✓	Strategically-aligned incentive metrics and goals
✓	Shareholder approval of material Stock Option Plan amendments
✓	Benchmarking – our compensation and corporate performance is benchmarked to a peer group comprised of size appropriate and industry relevant peers
✓	Comprehensive annual compensation review process
✓	Independent advice from several external consultants
✓	Shareholder feedback is proactively sought annually
✓	Board discretion over all compensation matters
✓	Clawback policy applies to all executives and all incentive compensation awarded
✓	Anti-hedging policy prohibits hedging share-based compensation
✓	Officer share ownership requirements
✓	Benefits and perquisites are market competitive and represent a small part of compensation
✓	Executive employment agreements that protect specialized knowledge, contacts, and connections, aligned with the market norm
✓	Double-trigger provisions in the event of a change of control
Our Plan Does Not Offer:
✗	Repricing of Stock Options
✗	Non-employee director participation in Stock Option Plan
✗	Compensation for dividends on PSUs and RSUs prior to vest
✗	Tax gross-ups
✗	Excessive perquisites
✗	A pension plan
See the 'Executive Compensation Discussion and Analysis' section for more information.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
This Executive Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy and plan, governance practices, corporate highlights, scorecard results, and NEO compensation for the year ended December 31, 2019. You can find detailed information on the following pages:
Share Price Assumptions Regarding Executive Compensation
Executive compensation figures represented throughout the document reflect prices at December 31, 2019 of $5.75, in addition to market values as of March 10, 2020 of $1.74, as determined by applicable regulations. Since year-end 2019, Crescent Point’s share price has shifted materially due to global macroeconomic concerns and a significant decline in commodity prices. As a result, a material deviation occurs in the LTI comparison as of December 31, 2019 versus the March 10, 2020 market value. Approximately 87% of the President and CEO's compensation is "at-risk" comprised of the value of STIP and LTI, of which 72% is LTI which is dependent on share price performance. Since March 10, 2020, Crescent Point's share price has remained volatile. In order to provide context where possible, the methodology is outlined where each share price is used, and in some cases, the December 31, 2019 values are also provided.

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EXECUTIVE COMPENSATION PLAN DESCRIPTION
Named Executive Officers
This CD&A describes the executive compensation decisions made by the Board in 2019 for our NEOs who, as at December 31, 2019, were:
Mr. Craig Bryksa, President and Chief Executive Officer
Mr. Ken Lamont, Chief Financial Officer
Mr. Ryan Gritzfeldt, Chief Operating Officer
Mr. Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets
Mr. Garret Holt, Senior Vice President, Corporate Development
Compensation Plan Changes
In 2019, we continued to execute changes to our compensation plan and governance practices in response to feedback received through our ongoing shareholder engagement.
Compensation Plan Changes:

•	Enhanced the 2019 STIP scorecard to introduce goals related to the execution of strategic and portfolio goals and stakeholder relations goals.

•
Rebalanced the LTI mix by increasing the PSU weighting to 70% (up from 50%) and decreasing RSUs and Stock Options to 20% and 10%, respectively (down from 25% each). This strengthens the link to corporate performance and mitigates dilution of our shares. Our 2019 burn rate decreased primarily due to the reduced Stock Option weighting in the LTI mix.

•
Realigned the PSU scorecard metrics with the execution of strategic goals by replacing the DAPPS and DCIRR metrics with two new PSU metrics, including: 2P Funds Flow Recycle Ratio; and execution of the strategic and portfolio goals over the three-year performance period. Relative TSR will continue to make up at least half of long-term corporate performance evaluation.

•	Improved our PSU peer group identification criteria by introducing a correlation-based approach, resulting in a broader group of relevant companies for comparison of relative TSR performance.
Governance Changes:

•	All officers entered into employment agreements to better align with corporate governance best practice and market competitive termination provisions.
The following table summarizes the shareholder feedback we received in 2019 and how our programs incorporate what we heard. More details can be found in sections: 'Engaging with Shareholders', ‘2019 NEO Compensation’, and ‘Looking Ahead to 2020’.

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What We Heard	What We Did
Viewed favourably by shareholders:	Continued practice:
• NEO pay quantum was reset in 2019 to improve market alignment and strengthen the link to corporate performance • Alignment between execution of strategy and pay outcomes
•
The Board and HRCC are committed to continuing to evaluate and make changes to strengthen the alignment between compensation, strategic goals and shareholder interests, while ensuring market competitive levels of pay

•
LTI mix and vesting schedule:
◦
Combination of three LTI components including PSUs, RSUs and Stock Options results in a balanced plan, heavily weighted towards performance-based PSUs

◦
LTI vesting schedules include a combination of ratable and cliff vesting up to four years

◦
Stock Options are back-end weighted with 40% vesting in the fourth year
• Our new LTI mix of 70% PSUs, 20% RSUs, and 10% Stock Options, and our vesting schedule, will be maintained through 2020 • LTI mix remains heavily weighted towards performance-based PSUs
• Share ownership guidelines extended to include all officers	• The Board and HRCC review share ownership annually and are committed to making enhancements as required to ensure adequate share ownership by officers

Constructive feedback:	Change to practice:
• Improve the alignment between compensation programs and the execution of the strategic plan
•
In 2019, execution of annual performance milestones which are critical to achievement of our long-term strategic plan were added to the STIP scorecard

•
In addition, achievement of strategic and portfolio goals, measured over 3 years, was added to the PSU scorecard

• Align compensation plan with ESG deliverables using measurable targets	• The 2020 Bonus scorecard will include increased focus and weighting towards environmental goals
• PSU - update metrics to align to new strategy:	• In 2019, the PSU metrics were adjusted to include:
◦ Maintain relative TSR weighting of at least 50%	◦ Relative TSR weighting maintained at 50%
◦ Add a return metric	◦ 2P Funds Flow Recycle Ratio metric weighted at 25%
◦ Update metrics to drive execution of new strategy	◦ Execution of the long-term strategic and portfolio goals weighted at 25%
• Reduce the Stock Option weighting within the long-term incentive mix	• In 2019, we increased the weighting of performance-based LTI components by increasing PSUs to 70% from 50%, reducing RSUs to 20% from 25%, and reducing Stock Options to 10% from 25%

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Compensation Philosophy
The foundation of our compensation design is to align pay with performance. Our compensation programs are designed to link executive compensation outcomes with execution of business strategy and shareholder interests. To achieve this balance, our compensation plan is designed to meet the following objectives:

•	Pay for performance: reward executives for planning and execution of strategy that results in sustained value creation for shareholders.

•
Pay at-risk: a large majority of executive compensation is "at-risk" because payments are linked to the achievement of performance metrics and the value of realized pay increases or decreases based on actual company and share price performance.

•
Market competitive: our programs are designed to provide market median compensation for target performance. Actual compensation positioning of individual executives may be below, at, or above median depending on experience, performance, and scope of role.

•	Attract, retain, and motivate: compensation plan design and opportunity that enables us to attract, retain, and motivate executive talent.

•	Affordable: we manage our compensation programs and costs to ensure sustainability over the long term.

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Annual Compensation Review Process
Our annual compensation review process involves our management, the HRCC, and external compensation advisors, as needed, with ultimate decision-making by the Board. The annual compensation review process follows these steps:

Establish corporate performance metrics and goals - In the first quarter of each year, management recommends to the HRCC for review and recommendation to the Board for approval:
•
Corporate STIP scorecard detailing metrics and performance targets; and
•
PSU scorecard metrics and relative TSR peer group.

Review market competitiveness, plan design, and governance practices - During the second and third quarter, with the support of management and its external independent consultant, the HRCC:
•
Establishes and recommends to the Board for approval an executive compensation peer group used to evaluate the market competitiveness of compensation decisions and outcomes;
•
Conducts a market competitiveness review of total compensation; and
•
Reviews the compensation plan design and governance practices, taking into consideration shareholder feedback.

Develop recommendations - In the fourth quarter, based on its review, management makes recommendations to the HRCC for consideration. With input from its independent external advisor, the HRCC approves and makes recommendations to the Board for approval, including:
•
Compensation plan design and/or governance changes;
•
Changes to annual target compensation, pay mix and/or LTI mix; and
•
Stress testing proposed changes.

Determine compensation - In the fourth quarter, the President and CEO makes recommendations to the HRCC on each component of officer compensation, taking into account the officer's role, experience, performance, and peer market data. With input from the independent external consultant, the HRCC recommends to the Board the President and CEO and officer compensation decisions, including salary, STIP outcomes, and annual LTI awards.

Assess corporate performance - In the first quarter, following the end of each performance year, management analyses corporate STIP achievement and PSU metric achievement against the approved goals and targets and presents the results to the HRCC for review and recommendation to the Board for approval. In its review, the HRCC:
•
Reviews management’s analysis, considers market conditions, and internal and external factors;
•
Consults with its external independent consultant; and
•
Approves and recommends to the Board for approval the STIP and PSU achievement multiples.

Finalize total compensation - The HRCC presents its recommendations to the Board for approval. Final approval sits with the Board, and the Board may apply informed judgment to make adjustments where it deems appropriate as compensation outcomes are finalized.

Management
Management monitors governance and industry trends, conducts market analysis and benchmarking, proposes amendments to compensation plans and practices, sets corporate goals and metrics that align with our corporate strategy, sets and evaluates individual executive goals, and makes compensation recommendations to the HRCC for consideration and approval.
Human Resources and Compensation Committee
The HRCC oversees compensation philosophy, policies, and practices for all executive and staff, and considers any related risks. The HRCC is responsible for President and CEO and officer performance evaluation, succession planning, employment contracts, share ownership requirements, annual review of compensation levels and components, and termination settlements. It also keeps abreast of industry pay plans and ensures the company follows sound compensation governance practices, including engaging with shareholders on compensation matters. The HRCC acts in an advisory capacity to the Board by reviewing management proposals prior to making recommendations to the Board for approval of President and CEO and officer compensation, share ownership requirements, equity incentive plans, and aggregate staff compensation budget.

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Board
The Board, based on recommendations from the HRCC, is responsible for approving President and CEO and officer compensation and the compensation philosophy of Crescent Point, as well as overseeing the risks associated with our compensation policies and practices. The Board has final decision-making authority on all compensation matters.
External Compensation Consultant
External consultants are engaged as needed to provide independent advice. Each year since 2014, the HRCC Committee has retained Hugessen Consulting Inc., an independent compensation consultant, to report on peer compensation plans and provide feedback on the company's compensation structure, peer group design, and proposed compensation decisions. In 2018 and 2019, Management engaged Meridian Compensation Partners, LLC to provide guidance on compensation plan design and to review executive compensation and PSU peer groups. We also participate in and use the Mercer Total Compensation Survey, administered by Mercer (Canada) Limited, and the Energy Services Executive Compensation Survey, administered by Willis Towers Watson, to assist in benchmarking executive and employee compensation. The HRCC does not need to pre-approve other services provided to management by Mercer (Canada) Limited and Willis Towers Watson. Costs below were partially incurred in relation to the company's comprehensive review of compensation in 2019.
A summary of compensation consultant fees paid in 2018 and 2019 is outlined below:

Executive Compensation Related Fees	2018 ($)	2019 ($)
Hugessen Consulting Inc.	62,875	79,425
Meridian Compensation Partners, LLC.	43,539	42,204
All Other Fees
Mercer (Canada) Limited, Willis Towers Watson	21,450	26,000
Benchmarking
We benchmark compensation and corporate performance against our industry peers. Each year, management and the HRCC analyze relevant characteristics of industry peers to identify proper peer groups for benchmarking executive compensation and evaluating corporate performance. Ultimate approval rests with the Board. The approach taken to select the 2019 peer groups is outlined below.
Compensation Peer Group
We review our compensation peer group annually and use it to benchmark target compensation quantum, pay mix, and plan features to ensure we offer a market competitive pay package for executives. Target compensation is measured against size-appropriate energy industry businesses with which we compete for executive talent. The HRCC uses the following systematic and objective approach for establishing the executive compensation peer group:

•	Evaluate exploration and production ("E&P") companies, peers of our current peers, and proxy advisor identified peers.

•	Include companies who we compete with for executive talent, which expands the peer group to include some non-E&P companies.

•	Position Crescent Point around the middle of the peer group in terms of market capitalization, revenue, and production.
Using this approach, the resulting 2019 peer group is unchanged from 2018, and includes the following 13 companies who are comparable in size (e.g. production, market capitalization, and/or revenue) and with whom we compete for CEO and executive talent.

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ARC Resources Ltd.
Baytex Energy Corp.
Cenovus Energy Inc.
Ovintiv Inc. (formerly Encana Corp.)
Enerplus Corp.
Inter Pipeline Ltd.
Keyera Corp.
Paramount Resources Ltd.
Peyto Exploration & Development Corp.
Seven Generations Energy Ltd.
Tourmaline Oil Corp.
Vermilion Energy Inc.
Whitecap Resources Inc.
PSU Peer Group
We use the PSU peer group to evaluate our relative TSR performance. In 2019, the HRCC modified its approach to establishing the PSU peer group to select companies whose share price performance is strongly correlated with Crescent Point share price performance. Companies with well-correlated share price movements have prices that react similarly to macro-level capital market events. As a result, TSR under- or out-performance compared to a well-correlated peer company is more likely to reflect company-specific factors, not broader capital market events. Based on this method, the following criteria were used to select 2019 PSU peers:

•	Canadian and U.S. exploration and production companies and integrated oil and gas companies;

•	Market capitalization between $0.5B and $40.0B; and

•	Three-year correlation greater than or equal to 0.50.
This approach resulted in the selection of a larger group of industry peers than in previous years. The larger group minimizes the impact of anomalies or companies dropping out due to acquisition or insolvency. Using the new approach, our 2019 PSU peer group is comprised of 47 Canadian and U.S. exploration and production companies or integrated oil and gas companies, including 11 of our 13 compensation peers. Please see Appendix E: PSU Peer Group for a complete list of companies.

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Compensation Components

We include a variety of components in the pay mix for our NEOs in order to meet the objectives of our compensation philosophy. The majority of NEOs' pay is at-risk, thereby ensuring pay is aligned with performance.
The following components make up the total compensation package for our NEOs. To meet the objectives of our compensation philosophy, the package includes both fixed and variable compensation components.

Type	Component	Objective	Timeframe	Description
Fixed (not at-risk)	Salary	Market competitive fixed compensation for performing day-to-day responsibilities	Ongoing	• Fixed compensation based on role, skills and responsibility • Established considering peer market data • Reviewed annually • Executives also earn up to 6% of salary as retirement savings
Variable (at-risk)	Short-Term Incentive (STIP)	Reward based on annual corporate and individual performance	1 Year	• Annual cash award • Based on STIP scorecard achievement • Payout range 0-125% of target
	Restricted Share Units (RSUs)	Align compensation with medium-term corporate performance and shareholder interest	3 Years	• Annual grant • Vest in thirds over three years (ratable vesting) • May be settled in cash or shares
	Performance Share Units (PSUs)	Align compensation with long-term corporate performance and shareholder interest	3 Years
•
Annual grant
•
Vests after three years (cliff vesting)
•
Realized value is based on common share price at time of vest and corporate performance over the three-year performance period, measured by the corporate performance multiplier (0-2x) which for awards granted in 2019 is determined by:
•
50% Relative TSR
•
25% 2P Funds Flow Recycle Ratio
•
25% Strategic and Portfolio Goals

	Stock Options	Align compensation with long-term corporate performance and shareholder interest	4 Years
•
Annual grant
•
Back-end weighted four-year vest schedule, with 20% vesting on the first, second, and third anniversaries, and 40% vesting on the fourth anniversary of the grant date
•
Expires on the seventh anniversary of the grant date

Other Compensation	Benefits	Market competitive benefits
•
Extended health and dental, group life, accidental death and dismemberment, critical illness, and disability insurance
•
Non-taxable health spending account and taxable personal spending account
•
Executive medical
•
Limited perquisites (i.e. parking)
•
We do not have a pension plan

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Salary
Salaries are reviewed annually and are determined considering the executive’s role, responsibilities, experience, performance, and peer market data. Executives also earn 6% of salary as retirement savings, provided instead of pension benefits. Salaries for NEOs were increased in 2019 to better align to market. Specifically, the President and CEO salary increased 12.5%, positioning his salary at the 25th percentile of our compensation peers.
Short-Term Incentive Plan
Our short-term incentive component, STIP, is an annual cash award based on a scorecard that measures strategically-aligned metrics and goals set early in the year. The STIP scorecard is a combination of financial, operational, EH&S, strategic, stakeholder relations, and technical, culture and business process improvement goals.
The HRCC, Board, and management participate in an annual goal setting process where goals are aligned with achievement of corporate strategy in the year. At the end of the year, the HRCC and Board review Crescent Point's performance against the pre-determined goals to evaluate annual corporate performance.
In 2019, the Board approved the addition of the following new STIP metrics, in addition to our continued assessment of Financial and Operational, and Technical/Culture/Business Process Improvement ("BPI") goals for the 2019 STIP award:

•
EH&S: In 2019, the weighting for EH&S goals increased and the measures used to assess EH&S performance were broadened to ensure the STIP includes a comprehensive assessment of EH&S performance. Specifically, incident investigations and remedial action targets, hazard identification, as well as compliance with safety roles and responsibilities were added to the existing TRIF and SIF metrics. In 2019, EH&S was measured as a stand alone metric, highlighting the importance we place on EH&S performance across the organization. Previously, EH&S was embedded with the Financial and Operational metrics.

•
Execution of Strategic Plan: Successful execution on the strategic plan is critical to long-term company performance and sustainability. This includes efforts taken towards focusing the portfolio of assets, enhancing balance sheet strength, disciplined capital allocation, and working towards continued cost efficiencies, all of which set the company up for long-term success.

•
Stakeholder Relations: Fostering positive relationships and engagement with our various stakeholders, including shareholders, employees, lenders, government and regulatory bodies, suppliers and contractors, and the communities in which we operate.

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The STIP target for NEOs is one times salary. In 2019, a threshold was introduced for all metrics (except EH&S) whereby payout is 50% of target at threshold achievement, increasing with performance up to a maximum of 125% for meeting stretch goals. Performance below the 50% threshold for a metric results in a payout of zero for that metric. The trigger for payout of EH&S goals remains at target, such that if EH&S performance is below target, payout is nil. See the ‘STIP Achievement’ section for the 2019 detailed scorecard.
See the 'Looking Ahead to 2020' section for more information on changes in 2020.
Long-term Incentives
Our LTI pay consists of three share-based compensation components: PSUs, RSUs and Stock Options. The LTI award value for each executive is established taking into account the officer's role, experience, performance, peer market data, and internal equity. The LTI award value is split between the three components based on the desired LTI mix, which is reviewed annually.
Long-term Incentive Mix

In 2019, the Board adjusted the LTI mix, taking shareholder feedback into consideration. The 2019 LTI award was delivered 70% in PSUs, 20% in RSUs, and 10% in Stock Options.
Long-term Incentive Grant Cycle
Our annual LTI awards follow a structured cadence whereby the vesting of past awards coincides with the grant of the new awards. The symmetry between the grant and vest practices for each share-based compensation component ensures there is alignment of the market price for the grant and vest. PSUs are granted at the beginning of the 3-year performance period. RSUs and Options are granted at the end of the first quarter.
Long-term Incentive Vesting
The LTI vest profile provides a mix of ratable and cliff vesting up to four years, ensuring value is realized over the long term, and is linked to both absolute and relative total shareholder return.

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For more information on the LTI components see Appendix A: Restricted Share Bonus Plan, Appendix B: Stock Option Plan, and Appendix F: Performance Share Unit Plan.
Performance Share Units
PSUs align pay with corporate performance over the long term. The performance metrics and relative TSR peer group are approved by the Board at the beginning of each three-year performance period. PSUs vest at the end of the three-year performance period.
In 2019, the Board realigned the PSU scorecard to the strategic plan by replacing the DAPPS and DCIRR metrics with two new metrics, including 2P Funds Flow Recycle Ratio and Strategic and Portfolio goals. These new measures focus on corporate level returns and strategic initiatives versus growth measures and well level economics. The company’s strategic and portfolio goals also center around its strategy to create value through a disciplined approach with a sustainable portfolio of high-return assets.
For PSUs granted in 2019, the performance metrics and levels are:

PSU Metrics with 3-year Performance Period	Weight	Threshold	Target	Max
Total Shareholder Return relative to PSU peer group (Relative TSR)(1)	50%	P25	P50	P75
• Relative TSR is a measure of the performance of our share price, with dividends, in relation to our peers over the three-year period
2P Funds Flow Recycle Ratio(2)	25%	1.0x	1.2x	1.9x
• Measures efficiency of our capital program and profitability of our assets
Strategic and Portfolio(3)	25%
• Measures execution of the strategic plan
Notes:

(1)	See the ‘PSU Peer Group’ section for our approach to selecting 2019 relative TSR performance peers for percentile rank evaluation. A list of our 2019 PSU performance peers can be found in Appendix E.

(2)
2P Funds Flow Recycle Ratio is calculated as (proved + probable F&D, including changes in future development costs) / adjusted funds flow netback per boe; calculated based on annual achievement over the performance period.

(3)
Strategic and portfolio evaluates results on achievement of strategic objectives, developing people, ESG performance, and management performance in relation to achievement of strategy. Progress will be reviewed annually, with final achievement based on final assessment of performance over the three-year period.

When PSUs vest, a payout multiplier of nil to two times is applied, depending on the level of achievement. The PSU payout multiplier ensures meaningful participation in the upside when performance is superior and below target to zero value if the company underperforms over the three-year performance period.
Refer to the 'PSU Achievement’ section for 2019 metric achievements.
Definitions for 2P Funds Flow Recycle Ratio and adjusted funds flow netback per boe can be found in the 'Non-GAAP Financial Measures' section.
Stock Options
Stock Options reward executives for absolute share price growth, aligning executives with shareholder interests. Our Stock Options have a ratable vest profile that is longer than most plans with back-end weighting in the fourth year, ensuring that Stock Options reward long-term and sustained share price improvement. Stock Options expire seven years from the date of grant.
Restricted Share Units
RSUs enhance executive-shareholder alignment over time, provide retention value in a volatile commodity price environment, and create an ownership culture where management acts and thinks like shareholders. RSUs are full

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value notional grants of units that track the common share price over the vesting period. RSUs vest in thirds over three years.
Compensation Risk Management
Our compensation framework includes a number of policies and practices designed to prevent inappropriate or excessive risk-taking as described below:
Formal review and decision-making process: We follow a consistent annual compensation review process that includes regular and, where required or beneficial, ad-hoc HRCC meetings as required. All elements of executive compensation are reviewed by the HRCC and approved by the Board.
Benchmarking: We use industry data to understand market practices and assess the competitiveness and appropriateness of our compensation plan.
Independent advice: We use external advisors, including compensation consultants and other experts, as required.
Focus on long-term performance: The proportion and nature of our share-based compensation incents our team to create long-term shareholder value. Annual awards of equity with overlapping vesting periods ensure that management has exposure to the long-term risks of their decisions.
Anti-hedging policy: We prohibit our officers and directors from participating in speculative activity intended to offset a decrease in the market value of our common shares.
Clawback policy: Crescent Point is able to recover compensation in certain circumstances, including but not limited to, where fraud, willful misconduct, or breach of fiduciary duty have occurred.
Discretion: The Board retains the ability to amend the compensation plan and/or to adjust awards to ensure alignment with individual and corporate performance, shareholder experience, and the level of risk taken to achieve results.
Business strategy: ‘Manage Risk’ is a key component of our business strategy, and we have strong risk management policies that protect all facets of our business, including compensation.
Financial oversight: We encourage our committee Chairs to have joint committee membership on the Audit and HRCC to ensure that, in assessing compensation, the members of the HRCC have an in-depth understanding of the risks associated with our business.
The HRCC and Board have reviewed our executive compensation framework for risk and have not identified any policies, practices, plans, or conditions that are reasonably likely to have a material adverse effect on our business.
Board Discretion
The Board retains discretion over all compensation matters. This includes when to exercise discretion to ensure executive compensation levels are consistent with our compensation philosophy, reflective of corporate performance and market conditions, and are aligned with the shareholder experience. In 2019, the Board adjusted the metrics used to determine the payout for the 2017-2019 PSU grant to recognize a significant, necessary and successful shift in strategy made part-way through the performance period. The final PSU multiplier was approved at 1.0. For more details on the 2017-2019 PSU achievement, reference '2019 Performance and Metric Achievements' section.

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Clawback Policy
Our Clawback Policy is designed to encourage long-term sustainable performance and discourage our employees and directors from taking unnecessary or inappropriate risks or engage in behaviour that would adversely affect Crescent Point or its business. The following table summarizes the behaviours that trigger the policy and available remedies in the event the policy is triggered.

Trigger for Clawback	Applicable Compensation	Applicable Population
Compensation subject to recovery under any law, government regulation, order or stock exchange listing requirement(1)
Any deductions and clawback (recovery) as may be required to be made pursuant to law, government regulation, order, stock exchange listing requirement or any policy of Crescent Point adopted pursuant thereto

All employees and directors
Board determines, acting reasonably, that an employee or director has engaged in conduct that is sufficiently detrimental(2) to Crescent Point (either during or after his or her employment with, or service to, Crescent Point)

Board may terminate any incentive compensation payable to the employee or director that has not yet vested or that has not yet been paid. This compensation includes salary, bonuses, PSUs, RSUs and Stock Option grants
All employees and directors
Notes:

(1)
The types of behavior caught by this provision include, but are not limited to, misconduct by an executive that contributes to Crescent Point having to restate all or a significant portion of its financial statements or the disclosure of material inaccurate financial information.

(2)
Detrimental conduct includes, but is not limited to: participating in transactions involving the company and its clients which were underway, contemplated or under consideration at the time of termination; solicitation of clients or employees; disclosing confidential information; making inappropriate or defamatory comments about Crescent Point; or breaching any material provisions of Crescent Point’s internal policies, including its Code. Other types of behavior that could reasonably be expected to be considered “sufficiently detrimental” include fraud, willful misconduct and breach of fiduciary duty.

Executive Ownership Requirements
The Board believes that aligning the interests of our directors and executive officers with the interests of shareholders promotes sound corporate governance, and demonstrates a commitment to the long-term success of Crescent Point. Our President and CEO is required to own at least three times his annual salary in common shares and RSUs, and has five years to achieve the required level of ownership. All other officers are required to own two times their annual salary in common shares and RSUs. Our officers have five years from the later of their respective appointments, or five years from the effective date of the ownership requirement, to achieve the required level of ownership. Where an individual is promoted, he or she will be afforded an additional three years from the effective date of the promotion to reach the new Minimum Share Ownership Guidelines. Where the policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new Minimum Share Ownership Guideline. For the purpose of determining share ownership, RSUs are valued at the greater of grant date value or current market value, and common shares are valued at current market value. PSUs and Stock Options are not included in this calculation. Our President and CEO and all other NEOs have met, or are on track to meet, their ownership requirements, as detailed in the '2019 NEO Compensation' section.

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The following table outlines the share ownership of our NEOs on March 10, 2020.

Name	Common Shares (#)	RSUs (#)	Total Common Shares and RSUs(1)(2) ($)	Ownership Requirement (Multiple of Salary)	Current Multiple of Salary (including Common Shares and RSUs)	Meets Ownership Requirement(3)
Craig Bryksa President and Chief Executive Officer	154,480	142,031	1,096,521	3x	2.44x	On Track
Ken Lamont Chief Financial Officer	239,241	72,620	857,828	2x	2.45x	Yes
Ryan Gritzfeldt Chief Operating Officer	210,959	68,619	779,840	2x	2.23x	Yes
Brad Borggard Senior Vice President, Corporate Planing and Capital Markets	110,873	63,467	577,140	2x	1.80x	On Track
Garret Holt Senior Vice President, Corporate Development	—	31,351	173,998	2x	0.54x	On Track
Notes:

(1)	Valued at the March 10, 2020 fair value of $1.74 per share.

(2)
The value of RSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value.

(3)
Crescent Point’s share price has shifted materially due to global macroeconomic concerns and a significant decline in commodity prices. All NEOs (except for Mr. Holt who would be on track to meet) would meet the share ownership requirement if share ownership is measured on December 31, 2019 at a share price of $5.75.

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2019 PERFORMANCE AND METRIC ACHIEVEMENTS
Corporate Performance
When determining executive compensation levels, the HRCC and Board consider incentive plan achievement levels, the company’s overall performance, and the performance of each executive.
In 2019, Crescent Point’s leadership team continued to execute deliverables outlined within its strategic plan. This plan centered on enhancing shareholder value through key value drivers: focusing the company’s asset base; disciplined capital allocation; realizing cost efficiencies; and balance sheet improvement. Management’s successful execution occurred during yet another challenging year for the energy industry.
A detailed summary of key achievements is listed below.
Focusing the Asset Base

•	In 2019, management entered into agreements to divest a number of producing assets as well as gas-related infrastructure for total proceeds of approximately $1.45 billion.

•	These dispositions significantly improved overall debt levels and liquidity while also enhancing Crescent Point’s corporate netback, asset retirement obligations and overall sustainability.
Cost Efficiencies

•	The company realized over $170 million of internal cost savings in 2019 through a variety of initiatives including portfolio optimization, workflow enhancements and digital technologies.

•	Excluding dispositions, the company reduced operating and general and administrative expenses in 2019 by approximately 7% and 10% respectively.

•	Capital cost savings of approximately 10% were also realized as a result of drilling and completion initiatives and supply chain optimization.
Balance Sheet Strength

•	Net debt was reduced by over 45% from approximately $4.0 billion at year-end 2018 to approximately $2.3 billion, pro-forma the asset disposition announced in fourth quarter 2019.

•	Maturity dates for credit facilities were extended from June 2021 to October 2023.

•
The company’s liquidity and unutilized credit capacity improved to approximately $2.7 billion including proceeds from its infrastructure sale, despite electing to reduce the size of its credit facilities.

•	Crescent Point remained active in its hedging program to protect against commodity price volatility.
Disciplined Capital Allocation

•	Management enhanced the company’s capital allocation process, putting greater focus on risk-adjusted returns versus top-line production growth.

•	Capital expenditures were approximately 30% below the prior year, allowing for significant excess cash flow of approximately $450 million in 2019.

•	The company implemented a normal course issuer bid in first quarter 2019 and has repurchased and canceled 26.2 million shares, or approximately 5% of its public float.

•	Management advanced decline mitigation programs with the conversion of approximately 200 net wells to water injection wells in 2019, representing the company’s largest waterflood program to date.
Environment, Social and Governance Performance

•	The company enhanced ESG ranking with the release of the company's inaugural sustainability report. The sustainability report is available on our external website at www.crescentpointenergy.com.

•	Management achieved a new five-year low in LTIF rates and enhanced safety culture with behavior-based safety training for executive and field staff.

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•	Crescent Point implemented a new vendor pre-qualification system to strengthen governance and enhance supply-chain metrics such as safety performance, local spend and indigenous engagement.

•
The company also completed a governance roadshow with participation from three directors including the Board Chair. Eleven investment firms participated in the roadshow which was conducted in Toronto, Montreal and New York. The Board received positive feedback on the company’s strategy, executive compensation, Board diversity, and President and CEO performance.

•
Our President and CEO also elected to join the “30% Club”, showing his strong commitment to further support diversity. This goal has already been achieved at the Board level, with 3/8 female independent directors, including the Board Chair.

•	In the past year, the company spent $28 million to abandon and reclaim 358 wells as part of management’s ongoing commitment to reduce inactive well inventory.

•	With the inclusion of dispositions, the company reduced future asset retirement obligations by more than $220 million in 2019.
Stakeholder Engagement

•
In 2019, management conducted 141 meetings with shareholders in 11 jurisdictions and enhanced shareholder communication through more streamlined investor materials, press releases, and corporate website updates.

•	The company also increased stakeholder engagement through additional outreach programs and a materiality assessment of stakeholder issues of interests and importance.

•	In 2019, the company donated over $2 million to local community groups to support 503 individual organizations.

•	Crescent Point employees also volunteered more than 2,000 hours to support local organizations and the company achieved a volunteer participation rate of 86% for its office staff.
Employee Engagement

•
The company conducted an employee engagement survey in 2019 with a new survey provider, Willis Towers Watson, and achieved a response rate of 92% and a score of 86% for sustainable engagement which is at the high end of the industry standard.

•
Throughout 2019, six employee town halls were held with a live broadcast to field and US offices to provide timely updates to employees about upcoming organizational changes, company performance and safety matters. At each town hall, employees have the opportunity to ask questions on any topic.

•	Deployed Workday Inc.'s talent and advanced compensation modules to support staff training and retention.

•	Reviewed, redesigned, and rolled out a new compensation program.
In aggregate, the above listed accomplishments led to significant outperformance of the company’s shares in comparison to its peers and the Canadian energy index during the year.

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STIP Achievement
The following table outlines the 2019 STIP scorecard and final achievements for the NEOs and other executives, as approved by the Board.

STIP Category	Weight	Threshold	Target	Maximum	Achievement	Payout Level
Financial and Operational	50%
Efficiency of Production Asset Costs	10%	Grid Based			95%	9.50%
Net Debt: Funds Flow (@$55)	10%	2.23x	2.03x	1.93x	1.51x	12.50%
G&A + Operating costs per boe	10%	$15.20	$14.80	$14.60	$13.74	12.50%
PDP F&D	10%	$26.50	$22.50	$20.50	$42.70	0.00%
Year-over-Year 2P NAV	10%	$10.92	$11.37	$11.60	$10.58	0.00%
EH&S(1)	10%
SIF targets	4%	n/a	0.24	0.18	0.17	5.00%
TRIF targets	2%	n/a	0.56	0.50	0.57	0.00%
Incident investigations & remedial action targets	2%	n/a	90%	95%	92%	2.20%
Compliance with safety roles & responsibilities	1%	n/a	90%	100%	95%	1.13%
Hazard ID increases	1%	n/a	10%	15%	Full Stretch	1.25%
Execution of Strategic Plan	20%				Full Stretch	25.00%
Stakeholder Relations	10%				Partial Stretch	12.00%
Technical, Culture & Business Process Improvement	10%				99.7%, Partial Stretch	12.35%
STIP Achievement Level						93%
Note:

(1)	If EH&S performance is below target, payout is nil.
After a full assessment of corporate performance in 2019 based on the STIP scorecard, the Board determined that no discretionary adjustments were warranted and the final 93% achievement level was approved by the Board.
Individual STIP awards can be found in the '2019 NEO Compensation' section.
PSU Achievement
In 2018, part-way through the three-year PSU performance period, Crescent Point put in place a new management team and significantly changed the strategic direction of the company. With this change, the company quickly transitioned its focus from growth to deleveraging, which involved maximizing existing core assets, reducing debt and completing dispositions. In order to ensure the company rewarded actions taken toward achievement of the new strategic direction, the Board adjusted the PSU metrics used to measure achievement. The original metrics equally weighted Relative TSR, DAPPS and DCIRR at one third each. Since DAPPS is a measure of production growth, which is no longer a near-term strategic priority, the Board approved the removal of DAPPS from the calculation of results, equally weighting the remaining two metrics at 50% each. The final PSU multiplier was approved at 1.0. This approach will also be used for the outstanding 2018-2020 performance period PSU grant, resulting in Relative TSR having a 66.7% weighting (up from 50%) and DCIRR having a 33.3% weighting (up from 25%) for such PSUs.
The following table outlines the PSU achievement for the three-year performance period ended December 31, 2019, as approved by the Board.

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PSU Metric	Weight	Percentile /Achievement(1)	Weighted Payout Multiple
Relative TSR(2)	50%	24%	0.00
DCIRR	50%	78%	1.00
Aggregate Payout Multiple			1.00
Notes:

(1)	Metric achievement: Relative TSR: P24, DCIRR: 46%.

(2)	The TSR is calculated for the 3-years ending December 31, 2019.
Individual PSU grants can be found in the '2019 NEO Compensation' section.
Definitions for DAPPS and DCIRR are as follows:
DAPPS is used as a measure of production growth. It is calculated based on debt-adjusted year-over-year fourth quarter production per share growth plus yield. Yield is calculated using annual dividends paid and the opening share price for the year. Annual results are then averaged.
DCIRR is used to measure efficient capital allocation, long-term corporate profitability, and shareholder return. It is calculated using our actual audited drilling, completion and tie-in costs, and using our independent reserve engineering price deck and reserve assignments. Annual results are then averaged.

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2019 NEO COMPENSATION
The HRCC and Board are committed to our pay for performance philosophy. Total target compensation is aligned with our business strategy and is designed to reward based on corporate performance and shareholder experience. In 2019, we continued to make adjustments to executive compensation to strengthen the alignment between corporate performance and pay.
We ask our shareholders to support our approach and we encourage you to vote FOR the advisory vote on executive compensation.
Executive Biographies
The role, responsibilities, and total compensation for each of the NEOs is as follows:

CRAIG BRYKSA	PRESIDENT and CHIEF EXECUTIVE OFFICER

Mr. Bryksa is responsible for Crescent Point’s overall leadership, mission and strategy, and in conjunction with our Board, develops strategic initiatives and the business plan. This includes overall accountability for operating our business while managing risk and creating long-term sustainable value for our shareholders. Mr. Bryksa was appointed to President and Chief Executive Officer on September 5, 2018, and was promoted to interim President and Chief Executive Officer on May 29, 2018. Prior to his promotion, he was Vice President, Engineering West.

2019 Compensation Decisions
•
Salary: The Board established a $450,000 annual salary, representing an increase of 12.5%. With this increase, Mr. Bryksa's salary is now positioned at the 25th percentile of our market peers, recognizing his full year in the President and CEO role.
•
Short-term incentive: Mr. Bryksa's 100% STIP target was unchanged in 2019. His 2019 STIP award reflects a 93% corporate achievement based on the Board's assessment of corporate results in the year. The Board awarded a 125% personal achievement to recognize Craig’s leadership and significant contribution to corporate performance.  See '2019 Performance and Metric Achievements' for details.
•
Long-term incentives: Mr. Bryksa received an LTI award of $2.59MM in 2019, whereby the target value did not change compared to his 2018 award. The LTI was awarded as 70% PSUs, 20% RSUs and 10% Stock Options.
•
Total Compensation: Mr. Bryksa's total compensation is positioned at the 38th percentile of the executive compensation peer group.
•
Pay at-risk: 87%

Ownership Requirement: 3x Salary				Meets Ownership Requirement(1): On Track
2019 Compensation ($)(2)	Salary	STIP	PSUs	RSUs	Stock Options	Total
	450,000	523,125	1,817,766	518,135	249,999	3,559,025

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KEN LAMONT	CHIEF FINANCIAL OFFICER

Mr. Lamont is responsible for all aspects of Crescent Point's finances as they relate to accounting, financial reporting, treasury, tax, risk management, and supply chain. Mr. Lamont plays a central part in supporting the company’s business strategies, including acquisition and divestiture activities. Prior to Mr. Lamont’s promotion to Chief Financial Officer on January 1, 2016, he was Vice President, Finance and Treasurer.

2019 Compensation Decisions
•
Salary: Mr. Lamont received a 6.1% increase.
•
Short-term incentives: Mr. Lamont's STIP target was unchanged in 2019. His 2019 STIP award reflects his leadership throughout the disposition process and a 93% corporate achievement based on the Board's assessment of corporate results in the year.
•
Long-term incentives: Mr. Lamont was granted $1.29MM in 2019, a decrease of 16% from 2018. The LTI was awarded as 70% PSUs, 20% RSUs and 10% Stock Options.
•
Pay at-risk: 83%

Ownership Requirement: 2x Salary				Meets Ownership Requirement(1): Yes
2019 Compensation ($)(2)	Salary	STIP	PSUs	RSUs	Stock Options	Total
	350,000	406,875	908,881	259,064	124,999	2,049,819

RYAN GRITZFELDT	CHIEF OPERATING OFFICER

Mr. Gritzfeldt is responsible for Crescent Point’s production and development activities across our asset base. His focus is on creating shareholder value through innovative development of the company’s assets in a safe and capital-efficient manner. Mr. Gritzfeldt is also responsible for our environmental, health and safety programs. Prior to Mr. Gritzfeldt’s promotion to Chief Operating Officer on June 19, 2018 he was Vice President, Marketing and Innovation.

2019 Compensation Decisions
•
Salary: Mr. Gritzfeldt received a 4.5% increase.
•
Short-term incentives: Mr. Gritzfeldt's STIP target was unchanged in 2019. His 2019 STIP award reflects his leadership on cost efficiencies and a 93% corporate achievement based on the Board's assessment of corporate results in the year.
•
Long-term incentives: Mr. Gritzfeldt was granted $1.24MM in 2019, a decrease of 12% from 2018. The LTI was awarded as 70% PSUs, 20% RSUs and 10% Stock Options.
•
Pay at-risk: 82%

Ownership Requirement: 2x Salary				Meets Ownership Requirement(1): Yes
2019 Compensation ($)(2)	Salary	STIP	PSUs	RSUs	Stock Options	Total
	350,000	390,600	872,524	248,701	119,999	1,981,824

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BRAD BORGGARD SENIOR VICE PRESIDENT, CORPORATE PLANNING & CAPITAL MARKETS

Mr. Borggard is responsible for corporate planning activities supporting strategy and portfolio management. He also oversees investor relations and the commodity marketing group. Prior to Mr. Borggard’s promotion to Senior Vice President, Corporate Planning and Capital Markets on June 19, 2018, he was Vice President, Corporate Planning and Investor Relations.

2019 Compensation Decisions
•
Salary: Mr. Borggard received a 6.7% increase.
•
Short-term incentives: Mr. Borggard's STIP target was unchanged in 2019. His 2019 STIP award reflects a 93% corporate achievement based on the Board's assessment of corporate results in the year.
•
Long-term incentives: Mr. Borggard was granted $1.14MM in 2019, a decrease of 14% from 2018. The LTI was awarded as 70% PSUs, 20% RSUs and 10% Stock Options.
•
Pay at-risk: 82%

Ownership Requirement: 2x Salary				Meets Ownership Requirement(1): On Track
2019 Compensation ($)(2)	Salary	STIP	PSUs	RSUs	Stock Options	Total
	320,000	297,600	799,815	227,982	109,999	1,755,396

GARRET HOLT	SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT

Mr. Holt joined the organization in 2019 and is responsible for leading strategy, portfolio management, and corporate development, including geology, reserves and reservoir engineering functions. Mr. Holt has over 30 years of experience in the oil and gas industry. Prior to joining Crescent Point, he was an Executive Director in Energy Investment Banking with JPMorgan. Prior to that, Mr. Holt held senior executive positions with Wapiti Energy as Chief Operating Officer and Fairways E&P as Senior Vice President of Exploration and Production.

2019 Compensation Decisions
•
Salary: The Board established a $325,000 annual salary prorated to his hire date on September 30, 2019.
•
Short-term incentives: Mr. Holt's STIP target was one times earned salary in 2019. His 2019 prorated STIP award reflects a 93% corporate achievement based on the Board's assessment of corporate results in the year.
•
Long-term incentives: Mr. Holt was granted $1.13MM in 2019. The LTI was awarded as 77% PSUs, 15% RSUs and 8% Stock Options.
•
Pay at-risk (annualized): 79%

Ownership Requirement: 2x Salary				Meets Ownership Requirement(1): On Track
2019 Compensation ($)(2)	Salary	STIP	PSUs	RSUs	Stock Options	Total
	82,481	76,706	866,487	173,998	87,000	1,286,672

Notes:

(1)
Mr. Lamont and Mr. Gritzfeldt have met their ownership requirements, while the remaining NEOs are on track to meet their share ownership requirement as of March 10, 2020. See 'Executive Ownership Requirements' for details. Crescent Point’s share price has shifted materially due to global macroeconomic concerns and a significant decline in commodity prices. All NEOs (except for Mr. Holt who would be on track to meet) would meet the share ownership requirement if share ownership is measured on December 31, 2019 at a share price of $5.75.

(2)	Excludes savings and other compensation.

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Cost of Management
The cost of management ratio expresses the total compensation paid or awarded to our NEOs as a percentage of Crescent Point's cash flow from operations as indicated in the following table. The cost of management is in line with 2018 and ~17% lower than 2017 as a result of transitioning to the new senior executive team in 2018.

	2017	2018	2019
Total NEO compensation(1)(2)	13.3	10.8	11.1
Cash flow from operations(2)	1,718.7	1,748.0	1,742.9
Cost of management ratio	0.77%	0.62%	0.64%
Notes:

(1)	Total NEO compensation for the top five most highly paid executive as set forth in the information circular for that year.

(2)	In $ millions.
Common Share Performance
Crescent Point delivered positive share price performance during 2019, significantly outperforming its peers and the Canadian energy index, driven by the continued execution of its strategic plan. This plan, which was announced in late 2018, centered on enhancing shareholder value through focusing the company’s asset base, disciplined capital allocation, realizing cost efficiencies, and balance sheet improvement.
Some of these major accomplishments include:

•	Significant net debt reduction of approximately $1.75 billion;

•	Asset dispositions totaling approximately $1.45 billion;

•	Enhanced netbacks and free cash flow driven by over $170 million of realized cost efficiencies;

•	Approximately $450 million of excess cash flow generation in 2019; and

•	Share repurchases totaling approximately 5% of the public float.
Overall, Crescent Point’s total shareholder return was 36% in 2019 compared to 10% for the S&P/TSX Capped Energy Index and 16% for the S&P/TSX Equal Weight Oil & Gas Index. This positive outperformance was achieved despite a macroeconomic environment that remained challenging, including a 12% decline in the West Texas Intermediate ("WTI") oil price in 2019 and the continued lack of incremental capital flowing into the Canadian energy sector.

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Five-year Common Share Performance and Trend in Executive Compensation
The following graph illustrates changes in total shareholder return from December 31, 2014 to December 31, 2019, assuming an initial investment of $100 on December 31, 2014, in common shares with all dividends reinvested, compared to the S&P/TSX Capped Energy Index, Composite Index and Equal Weight Oil & Gas Index. The five-year trend in NEO total compensation illustrates the compensation realignment resulting from the improvements made to our compensation plan design in recent years.
In mid-2018, Crescent Point made changes to the executive team and Board, who then implemented and approved a new long-term strategic plan. As a result of these changes and the successful execution of its strategic plan, Crescent Point outperformed the benchmark indices in 2019 as indicated by the graph.
Five-year Total Shareholder Return

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EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The following table provides a summary of compensation paid to our NEOs for the years ended December 31, 2019, 2018, and 2017.

					Non-equity incentive plan compensation
Name and Position	Year	Salary(1) ($)	Share-based awards(2) ($)	Stock Option-based awards ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All other compensation(3) ($)	Total Compensation ($)
Craig Bryksa President and Chief Executive Officer(4)	2019	477,000	2,335,901	249,999	523,125	—	—	14,185	3,600,210
	2018	352,947	1,429,070	478,661	296,340	—	—	10,431	2,567,449
	2017	222,600	916,707	—	273,600	—	—	13,001	1,425,908
Ken Lamont Chief Financial Officer	2019	371,000	1,167,945	124,999	406,875	—	—	20,116	2,090,935
	2018	349,800	1,120,657	427,050	293,700	—	—	20,101	2,211,308
	2017	349,800	1,639,365	—	316,800	—	—	20,201	2,326,166
Ryan Gritzfeldt Chief Operating Officer(5)	2019	371,000	1,121,225	119,999	390,600	—	—	11,116	2,013,940
	2018	337,941	1,032,847	380,250	283,740	—	—	9,499	2,044,277
	2017	318,000	1,432,898	—	288,000	—	—	9,460	2,048,358
Brad Borggard Senior Vice President, Corporate Planning and Capital Markets(6)	2019	339,200	1,027,797	109,999	297,600	—	—	9,553	1,784,149
	2018	318,000	959,467	365,625	267,000	—	—	9,460	1,919,552
	2017	318,000	1,298,599	—	288,000	—	—	9,460	1,914,059
Garret Holt Senior Vice President, Corporate Development(7)	2019	87,430	1,040,485	87,000	76,706	—	—	367,399	1,659,020

Notes:

(1)	Amounts reflect salary plus 6% savings.

(2)
Share-based awards in 2019 and 2018 includes PSUs and RSUs, 2017 includes PSUs. See the ‘2019 NEO Compensation’ section for more information. Amounts reflect the grant date fair value of the share-based compensation, computed in accordance with IFRS 2. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. See the ‘Executive Compensation Plan Description' section for more information.

(3)	All Other Compensation includes health benefits, parking, and memberships.

(4)	Mr. Bryksa was promoted to interim President and CEO on May 29, 2018, on September 5, 2018 he was appointed President and CEO.

(5)	Mr. Gritzfeldt was promoted to Chief Operating Officer on June 19, 2018.

(6)	Mr. Borggard was promoted to Senior Vice President, Corporate Planning and Capital Markets on June 19, 2018.

(7)
Mr. Holt was hired on September 30, 2019 as the Senior Vice President, Corporate Development. Mr. Holt’s all other compensation reflects a $350,000 payment related to his relocation from the US and forgone compensation from his previous employer.

Incentive Plan Awards – Value Vested or Earned During the Year
The Stock Option-based award value vested and share-based award value vested during the year reflects all Stock Options, PSUs, and RSUs that vested in 2019 and are valued at the vest date value. The non-equity incentive plan compensation value earned in the year reflects the STIP component.

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Name	Stock Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Craig Bryksa	—	518,353	523,125
Ken Lamont	—	852,474	406,875
Ryan Gritzfeldt	—	735,699	390,600
Brad Borggard	—	662,605	297,600
Garret Holt	—	—	76,706
Note:

(1)
Amounts reflect vested PSUs and RSUs valued at the vest date fair value. Under the PSU Plan and RSBP, while a PSU or RSU is outstanding, an amount accrues in respect of the PSU or RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period. This amount is only paid out in cash and at the time of vest.

Outstanding Share-based Awards and Stock Option-based Awards
The future estimated payouts pursuant to outstanding awards issued under our Stock Option Plan, PSU Plan and RSBP as at December 31, 2019 for each of the NEOs is noted in the table below. Stock Options are valued based on the difference between the five-day volume-weighted average price ending December 31, 2019 of $5.75 and the exercise price of the Stock Options. PSUs are valued based on estimated achievement taking into account actual achievement as of December 31, 2019 and the minimum payout level where future achievement is unknown. PSUs and RSUs are valued at $5.75 per share, calculated as the five-day volume-weighted average price ending December 31, 2019.

	Stock Option-based awards				Share-based awards
Name	Number of securities underlying unexercised Stock Options (#)	Stock Option exercise price ($)	Stock Option expiration date	Value of unexercised in-the-money Stock Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2)(4) ($)	Market or payout value of vested share-based awards not paid out or distributed(3)(4) ($)
Craig Bryksa	187,969	3.97	Mar 11, 2026	334,585	633,445	3,746,912	396,937
	74,258	9.66	Jul 2, 2025	—
	131,250	10.06	Jan 8, 2025	—
Ken Lamont	93,984	3.97	Mar 11, 2026	167,292	349,698	2,084,267	709,845
	182,500	10.06	Jan 8, 2025	—
Ryan Gritzfeldt	90,225	3.97	Mar 11, 2026	160,601	334,866	1,996,030	620,446
	162,500	10.06	Jan 8, 2025	—
Brad Borggard	82,706	3.97	Mar 11, 2026	147,217	305,441	1,819,541	562,282
	156,250	10.06	Jan 8, 2025	—
Garret Holt	42,233	5.66	Sep 30, 2026	3,801	135,810	787,489	—
Notes:

(1)
Amounts reflect outstanding Stock Options valued based on the difference between the five-day volume-weighted average price on December 31, 2019 of $5.75 per share and the exercise price of the Stock Options.

(2)
Amounts reflect outstanding PSUs and RSUs valued using the five-day volume-weighted average price ending December 31, 2019 at $5.75 per share. Dividend equivalent amounts accrued to December 31, 2019 are also included.

(3)	Amounts reflect vested PSUs not yet paid out valued using the five-day volume-weighted average share price proceeding the vest date of December 31, 2019 of $6.07 per share.

(4)
PSUs are valued based on estimated achievement taking into account actual achievement as of December 31, 2019 and the minimum payout level where future achievement is unknown. This methodology is consistent with disclosure requirements and does not reflect IFRS2.

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Burn Rate
The Board is committed to actively managing its burn rate and subsequent dilution. The following table shows the trend in our burn rate over the past three years. In 2018, our Stock Option Plan was introduced and Stock Options were granted for the first time. Prior to that, Crescent Point's only security-based compensation arrangement was the RSBP. Burn rate is measured as the number of securities granted under the arrangement during the applicable fiscal year as a percentage of the weighted average number of securities outstanding for the applicable fiscal year.

	2017	2018	2019
RSUs Granted	3,424,610	5,219,156	4,482,755
Burn rate - RSBP	0.6%	1.0%	0.9%

	2017	2018	2019
Stock Options Granted	—	3,158,490	1,221,025
Burn rate - Stock Options	n/a	0.6%	0.2%

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TERMINATION AND CHANGE OF CONTROL BENEFIT
Employment Agreements
Crescent Point has entered into executive employment agreements with all officers. This is aligned with corporate governance best practice. The tables below summarize the circumstances that trigger payments and benefits to each NEO.

Termination Type	Salary	Benefits	STIP	Share-based Awards(1)
Resignation	None	None	None	• Unvested or unpaid awards are immediately forfeited on the termination date
Death	None	None	• Prorated STIP payment to date of death; and • Cash payment equal to the average of the last three years STIP payment	• PSUs vest; • RSUs vest as if employment continued 18 to 24 months, depending on employment agreement; and • Stock Options immediately vest and are exercisable for one year following the date of death
Termination without cause or resignation for good reason	• Cash payment equal to annual salary over the severance period • Severance period is 24 months for the President and CEO, CFO, and COO, and 18 or 21 months for other officers	• 15% of salary over the severance period	• Prorated STIP payment to termination date; and • Cash payment equal to the average of the last three years STIP payment prorated for the severance period	• PSUs and RSUs continue to vest as if employment continued to end of severance period; and • Stock Options continue to vest and are exercisable for one year following the date of termination
Double-trigger change of control	• Cash payment equal to annual salary over the severance period	• 15% of salary over the severance period	• Prorated STIP payment to termination date; and • Cash payment equal to the average of the last three years STIP payment over the severance period	• PSUs, RSUs and Stock Options vest
The NEO employment agreements define a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of: (A) more than 50% of our outstanding common shares; or (B) more than 33 1/3% of our outstanding common shares and the election or appointment by such person or persons of their nominees as a majority of the Board; or (ii) the sale of all or substantially all of the assets of Crescent Point. A Change of Control will not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the NEO's termination of employment. In addition, the agreements define "Good Reason" as, unless consented to in writing by the NEO, any action which at common law constitutes constructive dismissal of the NEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the NEO; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the NEO's benefits, salary plans and programs; (iv) Crescent Point failing to pay, when due, a material amount payable by it to the NEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the NEO to the Board or a Board member.
Under the employment agreements, following termination, including due to a Change of Control, a NEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the company.
The following tables outlines the incremental value NEOs would have been entitled to if a termination of employment or a change of control had occurred on December 31, 2019.

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Termination Reason	Salary $	Benefits $	STIP(1) $	Share-based Compensation(2)(3)(4) $	Total $

Craig Bryksa
Resignation	—	—	—	—	—
Death	—	—	269,180	584,544	853,724
Termination without cause or Resignation for good reason	900,000	135,000	538,360	1,493,402	3,066,762
Double-trigger change of control	900,000	135,000	538,360	584,544	2,157,904

Ken Lamont
Resignation	—	—	—	—	—
Death	—	—	329,428	589,603	919,031
Termination without cause or Resignation for good reason	700,000	105,000	658,856	1,027,257	2,491,113
Double-trigger change of control	700,000	105,000	658,856	589,603	2,053,459

Ryan Gritzfeldt
Resignation	—	—	—	—	—
Death	—	—	302,648	545,418	848,066
Termination without cause or Resignation for good reason	700,000	105,000	605,296	965,111	2,375,407
Double-trigger change of control	700,000	105,000	605,296	545,418	1,955,714

Brad Borggard
Resignation	—	—	—	—	—
Death	—	—	293,900	476,823	770,723
Termination without cause or Resignation for good reason	560,000	84,000	514,325	215,866	1,374,191
Double-trigger change of control	560,000	84,000	514,325	476,823	1,635,148

Garret Holt
Resignation	—	—	—	—	—
Death	—	—	—	2,090	2,090
Termination without cause or Resignation for good reason	487,500	73,125	—	2,090	562,715
Double-trigger change of control	487,500	73,125	—	6,270	566,895
Notes:

(1)	Prorated STIP amount is not included as it is undetermined.

(2)
For termination without cause or resignation for good reason, the incremental PSU value represents the estimated market value based on actual performance as of December 31, 2019, a 1.0 multiplier for unknown achievement, and cash dividends for the period.

(3)	For double-trigger change of control, the incremental PSU value represents the estimated market value based on actual performance as of December 31, 2019, and cash dividends for the period.

(4)	Incremental value calculated using the 5-day volume-weighted average price ending December 31, 2019 of $5.75 per share.

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Executive Retirement Vesting Program
The company has a retirement vesting program applicable to executives. Eligible executives must have 10 or more years of continuous service on our executive team, provide at least six months' advance notice of retirement to facilitate a smooth transition of responsibilities, and agree to standard confidentiality, non-competition, and non-solicitation restrictions for one year post-retirement. Final approval for executive eligibility and level of participation is at the sole discretion of the Board.
An eligible executive may request to participate in one of two levels:

	Level 1	Level 2
RSUs	The executive earns incentive awards during the 6-month advance notice period, however, no LTI grants will be granted. All outstanding RSUs will forfeit on retirement date.
The executive participates on an executive advisory committee for a 3-year period post retirement date and earns STIP and LTI during the 6-month notice period. All outstanding RSUs will continue to vest on the normal vesting schedule following the retirement date.

PSUs	All outstanding PSUs will continue to vest on the normal vesting schedule following the retirement date.
Stock Options	Stock Options will continue to vest and remain exercisable for 24 months following the retirement date, after which, all outstanding Stock Options will forfeit.
LOOKING AHEAD TO 2020
The Board and HRCC are committed to understanding and addressing shareholder feedback regarding executive pay. Looking ahead to 2020, we expect to continue to evaluate and make changes to strengthen the alignment between compensation, strategic goals, and shareholder interests.
The key changes that have been introduced in 2020 include:

•
A comprehensive review of all elements of compensation was conducted for all executive and staff, using external advisors and results from our 2019 employee engagement survey. The resulting shift to the pay mix to realign to market resulted in a neutral impact to total compensation for 2020.

•	The 2020 bonus scorecard will include increased focus and weighting towards environmental goals.

•
In March 2020, the Board approved an amendment to the RSBP to provide a double-trigger upon a change of control for grants of restricted shares, in alignment with the company’s other long-term incentive plans. This will be applied retroactively to all outstanding grants for officers.

The Board and HRCC are committed to stewarding governance best practices and executive compensation plan design and execution that results in a strong link between compensation outcomes, corporate performance, and shareholder interests, while supporting the execution of our corporate strategy and driving top quartile results.

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OTHER INFORMATION
Common Shares Authorized for Issuance Under Equity Compensation Plans
The following table includes information on our RSBP and Stock Option Plan as of December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding Stock Options, warrants and rights(1) (#)	Weighted average exercise price of outstanding Stock Options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans(1)(2) (#)
Equity compensation plans approved by shareholders	6,469,536(3)(4)	7.59(5)	17,465,584
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	6,469,536	n/a	17,465,584
Notes:

(1)	This information is as at December 31, 2019.

(2)	Securities available for issuance are net of outstanding RSUs and Stock Options.

(3)
Assumes that Crescent Point elects to satisfy the payment of the payout amount in respect of all such RSUs through the issuance of common shares. See Appendix A for details of the Restricted Share Bonus Plan.

(4)
Outstanding Stock Options balance is shown net of future cancellations for departed executives. The number of securities to be issued upon exercise of outstanding Stock Options warrants and rights including future cancellations is 6,640,709.

(5)	Reflects the weighted average exercise price of outstanding Stock Options.
Normal Course Issuer Bid
On March 5, 2020, the TSX accepted Crescent Point’s formal notice of intention (the "Notice") to make a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 36,884,438 common shares, or seven percent of the company's public float, as at February 28, 2020. The NCIB commenced on March 9, 2020 and is due to expire on March 8, 2021.
Purchases of common shares under the NCIB may be made through the facilities of the TSX, the NYSE and alternative trading systems by means of open market transactions or by such other means as may be permitted by the Canadian Securities Administrators ("CSA") and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price the company pays for any common shares is the market price at the time of purchase or such other price as may be permitted by the CSA. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.
In connection with the NCIB, Crescent Point will enter into an automatic purchase plan ("Plan") with its designated broker to allow for purchases of its common shares during internal blackout periods. Such purchases will be at the discretion of the broker based on parameters established by the company prior to any blackout period or any period when it is in possession of material undisclosed information. Outside of these periods, common shares may be repurchased in accordance with management's discretion, subject to applicable law. The Plan has been reviewed by the TSX and may be terminated by Crescent Point or its broker in accordance with its terms, or will terminate on the expiry of the NCIB.
As of February 28, 2020, the company had a public float of 526,920,557 common shares and 527,722,179 common shares issued and outstanding. Crescent Point will not acquire, through the facilities of the TSX, more than 956,312 common shares during a trading day, being 25 percent of the average daily trading volume of the company's common shares on the TSX for the six calendar months prior to the date of approval of the NCIB by the TSX (being 3,825,250 common shares), and, in addition, will not acquire per day on the NYSE more than 25 percent of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to, in both cases, certain exceptions for block purchases.

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The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by Crescent Point on management's discretion, subject to applicable securities laws. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by the company.
A Shareholder may obtain a copy of the company's notice of intention regarding the NCIB, without charge, on request to the company.
Indebtedness of Directors, Executives and Others
There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee, or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.
Interest of Informed Persons in Material Transactions
None of Crescent Point's directors or executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the common shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2019 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.
Other Matters
Crescent Point knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Annual & Special Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.
Additional Information
Additional information relating to the company is on SEDAR at www.sedar.com. References to websites and internet addresses in this information circular are for convenience only and all websites mentioned in this information circular are specifically not incorporated by reference into this information circular (including all information available on, or linked from, such websites). We undertake no obligation to update or advise you of changes in internet addresses which are current as of March 10, 2020. Securityholders may contact the company at info@crescentpointenergy.com to request a copy of the company’s financial statements and MD&A. Financial information is provided in the company’s comparative annual financial statements and MD&A for the financial year ended December 31, 2019.
We advise you to monitor our news releases for any additional information related to the meeting in light of the ongoing COVID-19 public health emergency.
Auditor of the Company
PricewaterhouseCoopers LLP has served as the auditor of Crescent Point since September 2003.
Non-GAAP Financial Measures
Throughout this information circular, we use the terms “adjusted funds flow”, “adjusted funds flow from operations”, “free cash flow”, “excess cash flow”, “net debt”, “netback”, “adjusted funds flow netback”, “2P Funds Flow Recycle Ratio”, “net debt to funds flow ratio” and “market capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Additional information including reconciliations to the nearest Generally Accepted Accounting Principles ("GAAP") financial measure can be found in our Management's Discussion and Analysis for the year ended

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December 31, 2019. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at www.crescentpointenergy.com.
Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow netback is adjusted funds flow from operations on a per boe basis. Transaction costs are excluded as they vary based on the company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the company's assets and operating areas. We utilize adjusted funds flow from operations as a key measure to assess the ability of our company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. We utilize free cash flow and excess cash flow as key measures to assess the ability of our company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. We utilize net debt as a key measure to assess the liquidity of our company.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as netback less net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Netback and adjusted funds flow netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
2P Funds Flow Recycle Ratio is calculated as 2P finding and development costs divided by adjusted funds flow netback. We monitor this ratio and use this as a key measure of the efficiency of our capital program and profitability of our assets.
Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. We use the ratio of net debt to funds flow from operations to measure our company's overall debt position and to measure the strength of the company's balance sheet. We monitor this ratio and use this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is an indication of enterprise value and is calculated by applying a recent share trading price to the number of diluted shares outstanding. Enterprise value is calculated as market capitalization plus net debt. We use enterprise value to assess the valuation of our company.
We believe the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Forward-Looking Statements and Reserves Data
Certain statements contained in this information circular constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the US Exchange Act and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). We have tried to

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identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this information circular contains forward-looking statements pertaining, among other things, to the following: our governance engagement plans for 2020; compensation plans and expectations; corporate governance expectations; our commitment to continuous improvement in our corporate governance practices and planned increased disclosure relating thereto; certain Canadian federal income tax considerations related to the stated capital reduction; supply chain expectations; environmental performance and expectations; 2020 bonus scorecard; the normal course issuer bid; annual compensation review process; common share price performance goals; expected commodity prices in 2020 and beyond, including the price of WTI used in various metrics and assumptions; our plan to continue to ensure that a majority of executive compensation is at-risk; planned risk management activities; termination benefits; future estimated payouts; and the information contained under “Looking Ahead to 2020”.
Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.
F&D cost, including changes in future development capital, have been presented in this information circular because they produce a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in future development capital have also been presented because they provide a useful measure of capital efficiency.
FD&A is calculated by dividing the identified capital expenditures including acquisition costs by the applicable reserve additions. FD&A can include or exclude changes of future development costs. In addition to being a component of the recycle ratio, FD&A is also a measure of capital efficiency.
Net asset value ("NAV") is a snapshot in time as at year-end, and is based on the company’s reserves evaluated using the independent evaluators forecast for future prices, costs and foreign exchange rates.
Recycle ratio is calculated as operating netback divided by F&D or FD&A costs. We use recycle ratio for our own performance measurements and to provide shareholders with measures to compare our performance over time.
All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form for the year ended December 31, 2019 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information" and other factors, many of which are outside the control of Crescent Point. The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook". The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.
Additional information on these and other factors that could affect our operations or financial results are included in Crescent Point's reports on file with Canadian and US securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All

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subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.
This information circular contains oil and gas metrics. Some of these oil and gas metrics do not have a standardized meaning and should not be used to make comparisons. Readers are cautioned as to the reliability of the oil and gas metrics when comparing against other issuers.
For the years ended December 31, 2019 and 2018 we filed our reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
All reserves data has been extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51-101. Summaries of those reserve reports are contained in the company's Annual Information Forms filed on SEDAR.
There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the company’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

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APPENDIX A
Restricted Share Bonus Plan
Purpose
The purpose of the RSBP is to provide our employees and directors with long-term share-based compensation that provides ownership in the company, and thereby, as owners, a vested interest in the company’s continued success.
Participation
Under the terms of the RSBP, any employee, director, officer, or consultant of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point to warrant participation in the RSBP (collectively, the "Participants") may be granted restricted shares which vest over time and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. The RSBP is administered by the Board. The company is authorized to issue up to a maximum of 37,500,000 common shares (being approximately 7.1% of the company's issued and outstanding common shares as of March 10, 2020) pursuant to the redemption of restricted shares granted under the RSBP. As of March 10, 2020, 10,447,264 common shares (or approximately 2.0% of the company's then issued and outstanding common shares) remained available for issuance under the RSBP. Management of the company has requested shareholder approval at the Meeting to increase the number of common shares available for the redemption of restricted shares granted under the RSBP by 6.9 million for a total of 44.4 million common shares or 8.4% of the company’s issued and outstanding common shares as of March 10, 2020.
Value and Payout
The value of a restricted share award can be viewed as the fair value on grant date or as the fair value on vest date, which would reflect any change in common share price and the accumulation of the Dividend Amounts. In this way, Participants are rewarded for their efforts in the year in which the restricted shares are granted and are also provided with additional incentive for their continued efforts in promoting the success of Crescent Point. See the ‘Long-term Incentives’ and ‘Share-based Compensation’ sections for descriptions of how the RSBP is applied to executives and directors, respectively, as part of Crescent Point's compensation plan.
The Board determines the vest schedule for each restricted share grant with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed restricted shares, based on the five-day volume-weighted average price immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts, net of required withholding taxes, in respect of the restricted shares (the "Payout Amount"). The Payout Amount may be satisfied by Crescent Point making cash payment, purchasing common shares in the market and delivering such common shares to the Participant, or by issuing common shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such restricted shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each restricted share held by the Participant, an amount equal to the per common share amount of any dividend paid by Crescent Point to the holders of common shares. The Board has discretion to pay the Dividend Amounts on unvested restricted shares throughout the vest period, but effective January 1, 2019, all Participants will only be paid Dividend Amounts upon vest of restricted shares.
5% Cross-Limit
No restricted shares shall be granted to any one Participant if the total number of common shares issuable or purchased on behalf of the Participant, together with any common shares reserved for issuance to the Participant under restricted shares, Stock Options to purchase common shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding common shares.

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Non-assignability, Insider Limits, and Other Limitations
RSUs granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant's beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made. The RSBP provides that no common shares may be issued to, or purchased on behalf of, a Participant under the RSBP if the issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of common shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed restricted shares granted to insiders exceeding 10% of the aggregate issued and outstanding common shares; (ii) the issuance to insiders, of common shares exceeding within a one year period, 10% of the aggregate issued and outstanding common shares; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of common shares exceeding 5% of the aggregate issued and outstanding common shares. In addition to the foregoing limitations: (i) the number of common shares that may be issued to non-employee directors pursuant (together with those common shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2, 2009 shall not exceed 0.25% of the total number of issued and outstanding common shares from time to time on a non-diluted basis; and (ii) the value of any grants of restricted shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $150,000 per year per non-employee director.
Vesting and Termination of Rights
In the event of a "change of control" of Crescent Point, as defined in the RSBP, for restricted shares granted prior to March 4, 2020 the vesting provisions attaching to the restricted shares will be accelerated and all unexercised restricted shares will become available for redemption as follows: (a) in the event of any change of control other than by way of a take-over bid, restricted shares will be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date of the restricted shares, if earlier (the "Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, restricted shares will be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date of the restricted shares (the "Take-over Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Take-over Exercise Period.
Additionally, for restricted shares granted on or after March 4, 2020, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each RSU grant; or (ii) the successor does assume the obligations, but terminates the designated employee without cause or the designated employee resigns for "good reason", the outstanding RSUs granted to such employee shall immediately vest and pay out based on a combination of actual achievement and deemed achievement.
The Board retains discretion in the event of a change of control, in advance of the effective date of the change, to elect to accelerate the vest dates for any outstanding RSU grants.
In the event a Participant's employment with Crescent Point is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any restricted shares granted which have not vested will immediately terminate.
Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the retirement vesting program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where the Participant no longer continues to qualify as a Participant under the RSBP, any restricted shares granted which have not vested at the applicable effective time will terminate and the Participant will have 90 days from the effective time, or the expiry date for any vested restricted shares, if earlier, to redeem and, if not redeemed within that time period, will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

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During the first 120 days of a Participant's leave, as defined in the RSBP, restricted shares continue to vest; on the 121st day of the Participant's leave, any unvested restricted shares terminate. Any vested restricted shares remain available for redemption for a period of one year following the 121st day of leave or until the expiry date, if earlier. Failing redemption, vested restricted shares will be deemed to be redeemed. Upon return to work following leave, the Participant will be eligible to receive grants of restricted shares upon the first January 1, April 1, July 1, or October 1 following his or her return from leave. Upon the death of a Participant, his or her unvested restricted shares will terminate and vested restricted shares as at the date of death shall remain available for redemption by the executor, administrator or personal representative of the Participant for a period of one year from the date of death or until the expiry date, if earlier, and, failing redemption, vested restricted shares will be deemed to have been redeemed immediately prior to the close of business on the last day of such exercise period.
Amendments
Under the RSBP, the Board may amend, suspend or terminate the RSBP without shareholder approval, provided that no amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where amendment, suspension, or termination materially prejudices the rights of the Participant.
The Board may not, however, without the approval of the shareholders, make amendments to the RSBP: (a) to increase the maximum number of common shares that may be issued by Crescent Point from treasury pursuant to restricted shares granted under the RSBP; (b) to extend the expiry date of restricted shares for the benefit of an insider; or (c) to amend the amendment provisions under the RSBP, increase the maximum number of common shares that may be issued to non-employee directors under the company's share compensation arrangements above 0.25% of Crescent Point’s issued and outstanding shares, or increase the maximum value of equity award grants to individual non-employee directors above $150,000 per year.
The Board may, without the approval of the shareholders, amend any term of any outstanding restricted share (including, without limitation, the vesting and expiry of the restricted share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the fair market value or extend the expiry date of restricted shares previously granted to insiders, approval of the shareholders must be obtained; (c) the Board would have had the authority to initially grant the restricted share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the restricted share.
Other Provisions
If the authorized number of common shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of common shares which may be issued from treasury by Crescent Point under the RSBP and the class of common shares which may be issued by Crescent Point or purchased will, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect the change.
Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or becomes subject, changes will be made as necessary to conform with such requirements and, if changes are approved by the Board, the RSBP will remain in full force and effect in its amended form as of and from the date of its adoption by the Board.
The terms of restricted shares that were or are in the future granted, subject to the terms of the retirement vesting program, are effectively amended as necessary to allow the provision of the retirement vesting program to be given effect. See the ‘Executive Retirement Vesting Program’ and 'Director Retirement Vesting Program' for more information.
A copy of the present form of the RSBP is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

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APPENDIX B
Stock Option Plan
Purpose
The purpose of the Stock Option Plan is to enable the company’s Board (or any other committee or officer of the company to which the Board has delegated the administration of the Stock Option Plan) to grant to key employees and officers options ("Options") to acquire common shares.
Plan Maximum
Under the current terms of the Plan, the aggregate number of common shares that may be subject to all outstanding Options shall not exceed 13 million common shares. Assuming that the resolution to amend the RSBP common shares reserve increase is passed, the common share reserve under the Stock Option Plan will be reduced to a maximum of ten million common shares. The number of common shares (i) issued to insiders of Crescent Point pursuant to Options within any one-year period or (ii) issuable to such insiders at any time under the Plan, when combined with those issued or issuable under any other share-based compensation arrangement of Crescent Point, cannot, in either case, exceed, in the aggregate, 10% of the issued and outstanding common shares from time to time.
Insider Limitations
The maximum number of common shares that may be issued to any one insider (and such insider’s associates) under the Stock Option Plan and any other share-based compensation arrangement within a 1-year period is 5% of the aggregate issued and outstanding common shares.
Non-executive directors are not allowed to participate in the Plan.
5% Cross-Limit
The Plan also stipulates that no Options shall be granted to an individual officer or employee if the total number of common shares issuable to or on behalf of such eligible officer and employee, reserved for issuance under the Stock Option Plan and any other share-based compensation arrangement, would exceed 5% of the aggregate issued and outstanding common shares.
Exercise Provisions and Non-assignability
Under the Stock Option Plan, the exercise price of an Option cannot be less than that permitted by the TSX and in no case less than the closing trading price of the common shares on the TSX on the business day immediately preceding the date of grant or, if such common shares are not listed and posted for trading on the TSX, at the fair market value as determined by the Board.
The exercise price for any Option granted to a U.S. optionholder pursuant to the Plan shall be not less than the fair market value of such common shares at the time such Option is granted, as determined under the Stock Option Plan. If the common shares are listed on a public stock exchange, fair market value with respect to any Option granted to a U.S. optionholder shall be the closing trading price of the common shares on the business day immediately preceding the date of grant.
Optionholders may either exercise their Options to purchase common shares or, if the company concurs, surrender their Options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the Options are surrendered. Alternatively, optionholders may also, if the company concurs, surrender their Options for common shares having a value equivalent to such cash payment. Options may be exercised in whole or in part. In order for Crescent Point to comply with applicable income tax and related withholding obligations with respect to stock option exercises, optionholders are required, when exercising Options, to provide Crescent Point with the necessary funds to satisfy

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such obligations and Crescent Point has the irrevocable right to set off any amounts required to be withheld against amounts otherwise owed to optionholders or to make such other arrangements as are satisfactory to Crescent Point. No financial assistance is provided by Crescent Point to optionholders to facilitate the exercise of Options. Options may be exercised only by the optionholder and are not assignable or transferable, except on death in which case the personal representative of the optionholder may exercise such Options to the extent the holder was entitled at the date of death.
Option Vesting and Term
The Stock Option Plan provides that Options may be granted for a term not exceeding seven years from the date of the grant.
Black-Out Periods
Under the Stock Option Plan, if the expiry date of an Option falls on, or within nine business days immediately following, a date upon which an optionholder is prohibited from exercising an Option due to a black-out period or other trading restriction imposed by the company, then the expiry date of such Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the company is lifted, terminated or removed.
Termination of Rights
The Option Plan provides that, in the event an optionholder is terminated for cause or resigns and, therefore, ceases to be an officer or employee of the company, any Options granted to such optionholder shall terminate and be of no further force or effect from and after the date of such termination or resignation. In the event that any optionholder is terminated without cause, any Options granted to the optionholder which have not yet vested as at the effective date of such termination shall continue to be eligible to vest for one year following the date of termination, and such optionholder shall have a period of one year from the date of termination or until the expiry date (if earlier) for such vested Options to exercise any vested Options (if earlier).
In the event that an optionholder retires or is unable to fulfill his or her obligations under his or her employment agreement for a period of six months due to mental or physical disability, any Options granted to such optionholder shall continue to be eligible to vest for twenty-four months following the retirement or disability date, and the optionholder shall have twenty-four months from the date of such retirement or disability date, or until the expiry date for such vested Options (if earlier), to exercise any vested Options that are outstanding.
An optionholder on any “leave”, as defined in the company’s Compensation During Approved Leave Policy, as the same may be amended or replaced from time to time, will continue to remain eligible to be granted Options pursuant to the Stock Option Plan without regard to the leave. While on leave, outstanding Options will continue to vest pursuant to the related Option Agreement without regard to the leave and vested Options shall remain available for exercise by the optionholder until the expiry date in respect of such vested Options (the “Exercise Period”), and all Options that are outstanding immediately following the expiry of the Exercise Period will expire and terminate and be of no further force or effect whatsoever.
In the event of the death of an optionholder, all granted and unvested Options shall immediately vest and the optionholder shall have a period of one year from the date of death of the optionholder or until the expiry date (if earlier) for such options to exercise any Options.
The foregoing descriptions of the termination of Options are all subject to any exercise restrictions resolved by the Board with respect to any particular grant of Options.
Change of Control, Sale, or Takeover Bid
A change of control occurs if (i) the company enters into an agreement resulting in a person or persons acquiring more than 50% of the combined rights of the company’s then outstanding common shares; (ii) the passing of a resolution by the Board or shareholders to substantially liquidate or wind up the business or significantly rearrange the company’s affairs; or (iii) a change to the majority of the Board at a meeting in which the election of directors is

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contested. Notwithstanding any other provision of the Stock Option Plan, in the event of either a sale by the company of all or substantially all of its assets or a change of control and the subsequent termination of the optionholder within 24 months of such event, then all Options held by an optionholder shall become vested and optionholders may exercise or surrender, in full or in part, any unexercised Options during the earlier of the term of the Options or within 90 days after the date of their termination of employment with the company.
Adjustments
Subject to any required action of the shareholders, if the company is a party to any reorganization, merger, dissolution or sale of all or substantially all its assets, then, subject to any determination made by the Board, each Option shall be adjusted so as to apply to the securities to which the holder of the number of common shares subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets: provided, however, that the company may satisfy any obligations to an optionholder by paying in cash the difference between the exercise price of all unexercised Options granted and the fair market value of the securities to which the optionholder would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment or service have been satisfied.
In the event of any subdivision or consolidation of the common shares into a greater or lesser number of common shares, Options shall become exercisable for the greater or lesser number of common shares proportionally resulting from such subdivision or consolidation of the common shares.
In the event of any change of the common shares, the company shall thereafter deliver at the time of the exercise of the Option the number of securities of the appropriate class resulting from the said change as the exercising holder of the Option would have been entitled to receive in respect of the number of securities so purchased had the Option been exercised before such change, subject to regulatory approval.
Amendments
The Option Plan may be amended, suspended, or discontinued by the Board from time to time provided that no such amendment may adversely alter or impair any Option previously granted without the prior written consent of the holder thereof. Any amendment to the Stock Option Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws shall, unless otherwise consented to, only apply to Options granted after the effective date of such amendment.
The Board may, in its sole discretion and without the approval of the shareholders or existing holders of Options make any amendments to the Plan and/or any Options that it deems necessary or advisable, including without limitation: (i) any amendments to the provisions of the Plan respecting the persons eligible to receive Options; (ii) changes to the terms or conditions of vesting applicable to any Option; (iii) acceleration of the expiry date or any changes to the termination provisions of an Option; (iv) amending the adjustment provisions of the Plan; (v) making amendments of a housekeeping nature or that are necessary to comply with applicable laws or regulatory requirements; (vi) altering the mechanics of the exercise of the Options; (vii) amending the provisions dealing with the administration of the Stock Option Plan and (viii) any other amendment that does not require shareholder approval under the rules, regulations and policies of the TSX.
Notwithstanding the foregoing, approval of the shareholders of the company will be required for amendments: (i) to increase the number of Common Shares issuable under the Plan; (ii) to increase or remove the insider participation limits set out in the Plan; (iii) to add any financial assistance provision to, or change the assignment and transferability provisions of, the Plan; (iv) to extend the expiry date of any Options; (v) to reduce the exercise price of any Options or otherwise effectively re-price any Options; (vi) to the amending provisions under the Plan; (vii) to extend the Plan’s maximum Option term beyond seven years; (viii) to allow non-executive directors to participate in the Plan; or (ix) that otherwise require shareholder approval under the rules, regulations and policies of the TSX.
In addition, any amendment to this Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws or regulations (as determined by the Board of Directors in its sole discretion) shall, unless it is consented to by such holders, only apply to Options granted after the effective date of such amendment.

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As at March 10, 2020, there were 2,833,342 Options issued and there are 13 million common shares reserved for issuance under the Stock Option Plan, representing approximately 2.5% of the total number of outstanding common shares as at such date.
A copy of the present form of the Stock Option Plan is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

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APPENDIX C
Deferred Share Unit Plan
Purpose
The purpose of the DSU Plan is to provide our non-employee directors an alternative long-term share-based compensation component that provides alignment with shareholders as well as the ability to defer the compensation benefit and taxability thereof until after ceasing to be a director of the company.
Participation
Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the "DSU Participants"), may be granted DSUs. As at the date hereof, only non-employee directors have been granted DSUs.
Participants that are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year. DSU Participants that are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the company of the individual's bonus entitlement or profit share for the year.
DSU Accounts
Crescent Point establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the grant date. The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the 1-day volume-weighted average price on the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on common shares during the fiscal quarter, we calculate the rate per common share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the account is credited with an additional number of DSUs equal to the number of DSUs in the applicable account on the record date multiplied by the Dividend Rate. All DSUs vest immediately upon being credited to a DSU Participant's account.
Payment
A DSU Participant is not entitled to any payment of any amount in respect of DSUs until the DSU Participant ceases to be an employee or director of the company, as the case may be, for any reason whatsoever. Upon the DSU Participant ceasing to be an employee or director of the company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the number of DSUs in the DSU Participant's account on the date the DSU Participant ceased to be an employee or director multiplied by the 5-day volume-weighted average price immediately preceding the date. Crescent Point will make a lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a US director, on or before December 31 of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15th day of the third month following the date of cessation, provided the director shall not be permitted to influence the year of payment).
US Tax Matters
On March 10, 2015, the Board amended the DSU Plan to include provisions that govern US citizens and residents in conformity with Section 409A of the US Internal Revenue Code. This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible US citizens and US residents.

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APPENDIX D
Board of Directors Mandate
General
The fundamental responsibility of the board of directors (the “Board”) of Crescent Point Energy Corp. (the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.
Responsibilities

1.	Executive Team

(a)
Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

(b)	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

(c)	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

(d)	Establish limits of authority delegated to management.

2.	Operational Effectiveness and Financial Reporting

(a)	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

(b)	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

(c)	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

(d)	Ensure that an adequate system of internal control exists.

(e)	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

(f)	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

(g)	Approve annual operating and capital budgets.

(h)
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

(i)	Review operating and financial performance results relative to established strategy, budgets and objectives.

(j)	Oversee, in coordination with the Environment, Health and Safety Committee, the Corporation’s processes, procedures and practices relating to Environmental, Social and Governance matters.

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3.	Integrity/Corporate Conduct

(a)
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

(b)	Approve a Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Code and approve any waivers of the Code for officers and directors.

4.	Board Process/Effectiveness

(a)
Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

(b)
Engage in the process of determining Board member qualifications, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended or replaced from time to time).

(c)	Approve the nomination of directors.

(d)	Provide a comprehensive orientation to each new director.

(e)	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

(f)	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

(g)	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

(h)	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

(i)	Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

(j)	Independent directors shall meet regularly without non-independent directors and management participation.

(k)
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws and the agreements governing applicable policies and practices and other statutory and regulatory obligations of the Corporation.

Review of Mandate
The Board of Directors shall review the adequacy of this mandate annually or otherwise as it deems appropriate (so long as such review is conducted at least on an annual basis). Such review shall include the evaluation of the performance of the Board in light of this mandate.

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APPENDIX E
PSU Peer Group
The following table outlines our 2019 PSU peer group comprised of 47 Canadian and U.S. exploration and production companies or integrated oil and gas companies:

Canadian Peers	US Peers
ARC Resources Ltd.	Anadarko Petroleum Corporation
Athabasca Oil Corporation	Apache Corporation
Baytex Energy Corp.	California Resources Corporation
Birchcliff Energy Ltd.	Callon Petroleum Company
Canadian Natural Resources Limited	Carrizo Oil & Gas, Inc.
Cenovus Energy Inc.	Concho Resources Inc.
Enerplus Corporation	Continental Resources, Inc.
Freehold Royalties Ltd.	Denbury Resources Inc.
Gran Tierra Energy Inc.	Devon Energy Corporation
Husky Energy Inc.	Diamondback Energy, Inc.
Kelt Exploration Ltd.	Hess Corporation
MEG Energy Corp.	Laredo Petroleum, Inc.
NuVista Energy Ltd.	Marathon Oil Corporation
Paramount Resources Ltd.	Matador Resources Company
Parex Resources Inc.	Murphy Oil Corporation
Peyto Exploration & Development Corp.	Noble Energy, Inc.
PrairieSky Royalty Ltd.	Oasis Petroleum Inc.
Seven Generations Energy Ltd.	Ovintiv Inc.
Tamarack Valley Energy Ltd	Parsley Energy, Inc.
TORC Oil & Gas Ltd.	Pioneer Natural Resources Company
Tourmaline Oil Corp.	SM Energy Company
Vermilion Energy Inc.	W&T Offshore, Inc.
Whitecap Resources Inc.	Whiting Petroleum Corporation
WPX Energy, Inc.

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APPENDIX F
Performance Share Unit Plan
Purpose
The PSU Plan is designed to (a) promote further alignment of interests between designated employees (“Designated Employees”) and shareholders by providing such persons with the opportunity to participate in an increase in the equity value of the company taking into account the performance of the company relative to its peers and company targets; (b) provide compensation for such employees that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term; and (c) provide a retention incentive to Designated Employees over the medium term.
General
Awards under the plan, which are approved by the Board based on recommendations from the HRCC, are notional share-based awards, so the plan is non-dilutive.
The ultimate value of PSU awards depends on the company’s three-year total shareholder return (“TSR”) performance relative to our performance peer group, the company’s achievement of company performance standards and our share price at the end of the vesting period.
Performance Period
The performance period for each applicable grant under the plan commences, unless the Board determines otherwise, on January 1 of the calendar year in which the grant is made and ends on the third December 31st following the grant.
Performance Factors
Under the plan, PSUs vest best on the relative achievement of: (i) the company’s total shareholder return against the total shareholder return of a peer group; and (ii) the company’s achievement of company performance standards. The relative weightings of these performance metrics as between each other is determined by the Board at the time of grant, as is the payout multiplier range (between 0-2 times) associated with each performance standard. In addition, the calculation of the company performance standards and related achievement levels for a given grant may be modified by the HRCC or Board to take into account changes in WTI over the applicable performance.
Vesting
PSUs cliff vest at the end of the three-year performance period. PSUs earn dividend equivalents at the same rate as dividends paid on our shares during the performance period. The number of PSUs that vest at the end of a given performance period will depend on the company’s achievement of its performance factors during such period, as described in more detail above.
Payment of PSUs
Subject to the more detailed provisions described below, each Designated Employee who continues in employment with the company or an affiliate at the last day of a performance period relating to the grant of PSUs shall receive a cash payment (if any), less required source deductions, equal to the market value of the Designated Employee’s vested PSUs relating to the performance period.
So long as our common shares trade on the TSX, the market value of the vested PSUs for a performance period means the volume-weighted average trading price of the shares on the TSX (NYSE for our U.S. employees) for the five Business Days immediately following the end of such performance period.

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Termination
Unless otherwise determined by the HRCC, Designated Employees who are (i) terminated for cause, or (ii) who voluntary terminate their employment, will not be entitled to any payment of unvested PSUs or dividend equivalents relating to performance periods in which such termination date occurs.
In the event of an involuntary termination, other than for cause, or a resignation for “good reason”, in each case where there has been no change of control, Designated Employees will be entitled to a cash payment, to which he or she would have been entitled for outstanding PSUs that he or she would have been entitled to had he or she continued in employment until the severance date, less required source deductions, based on a combination of actual achievement (for TSR) and deemed achievement, such payment to be made within the calendar year in which the termination or resignation occurs. A similar approach is taken in the event of the Designated Employee’s death.
The PSU Plan contains a double-trigger in the event of a change of control. As a result, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each grant; or (ii) the success or does assume the obligations, but terminates the Designated Employee without cause or the Designated Employee resigns for "good reason", the outstanding PSUs granted to such Designated Employee shall immediately vest and payout based on a combination of actual achievement and deemed achievement. Notwithstanding the foregoing, in the event of a change of control, the Board may, in advance of the effective date of the change, elect to accelerate the vest dates for any outstanding PSU grants and pay them out in a manner similar to the foregoing.
In the event of retirement or disability, Designated Employees will be entitled to a cash payment, less required source deductions, based on the actual achievement of TSR and the company performance objectives during and to the end of the performance period in which the retirement or disability occurred, such payment to be made in the calendar year following the end of the applicable performance period.
Each Designated Employee who has a leave during a performance period shall have his or her PSUs that are outstanding during the leave treated in the manner contemplated by the company’s Compensation During Approved Leave Policy.
Assignment and Amendment
The interests of Designated Employees under the PSU Plan are not assignable. The PSU Plan may be amended or terminated at any time by the Board, except as to rights already accrued under the plan by Designated Employees.

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APPENDIX G
By-Law Amendment
BY-LAWS OF CRESCENT POINT ENERGY CORP.
By-Law No. 1
AMENDMENT
By-Law No. 1 (the “By-Law”) of Crescent Point Energy Corp. is hereby amended as follows:
The portion of the By-Law under the heading “Meeting by Telephone” as well as the heading itself are deleted and replaced as follows:
“5. Electronic Meetings
Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Business Corporations Act, by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.
If the directors or the shareholders of the Corporation call a meeting of shareholders, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Business Corporations Act, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.”

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Any questions and requests for assistance may be directed to the Strategic Shareholder Services Advisor and Proxy Solicitation Agent:

KINGSDALE Advisors

The Exchange Tower
130 King Street West, Suite 2950, PO Box 361
Toronto Ontario, Canada M5X 1E2

North American Toll Free Phone:

1-888-518-6559

Email: contactus@kingsdaleadvisors.com

Facsimilie: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Your vote is important!

Please read the enclosed information circular about the business of the meeting and to learn more about our company.

Annual & Special Meeting of Shareholders

May 14, 2020

Hyatt Regency Calgary, Imperial Ballroom
700 Centre Street SE, Calgary, AB T2G 5P6
https://web.lumiagm.com/220957268

10:00am MT

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Crescent Point

Head Office

Suite 2000, 585 8 Avenue S.W.
Calgary, AB Canada T2P 1G1

Telephone 403.693.0020
Fax 403.693.0070
Toll Free 888.693.0020

www.crescentpointenergy.com

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